

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


Baserri
Outdoors

BASERRI OUTDOORS GROUP, INC.
(Exact name of registrant as specified in its charter)

State of Texas	**3480**	**46-1240820**
(State or Other Jurisdiction of Incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*I.R.S. Employer Identification Number*

116 Oak Drive
Friendswood, TX 77546
(281) 686-3544
(Address, Including Company Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546
(281) 686-3544
(Address, Including Baserri Shotguns' Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A common stock, $6.000 par value per share	$5,000,000	$0.000

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

Baserri Outdoors Group, Inc.

Type of securities offered: Class A Common Stock
This is the initial public offering of our Class A common stock.

Maximum number of securities offered: 833,334 Shares
. We are offering up to 833,334 shares of our Class A common stock on a best efforts, minimum/maximum basis.

Minimum number of securities offered: 166,667 Shares
The Shares are offered on a "best efforts, all or none" basis with respect to the minimum number of Shares offered hereby, and on a "best efforts" basis with respect to sales of Shares thereafter up to the maximum number of Shares being offered.

Price per security: $6 per share
We will price the initial public offering at $6 per share.

Total Proceeds:
Maximum securities sold: $5,000,000
Minimum securities sold: $1,000,000
Is a commissioned selling agent selling the securities in this offering? No
The minimum amount required for an investment is 50 shares and the shares will be offered by our officers, directors and employees without compensation, and if the minimum offering amount is not reached during the offering period, all of the offering proceeds deposited in the non-interest bearing account at Transfer Line will be return to the investors.

Is there other compensation to selling agents? No
Is there a finder's fee or similar payments to any person? No

Is there an escrow of proceeds until minimum is obtained? Yes
Pending the payment for not less than 166,667 Shares, all proceeds of this offering will be deposited in a non-interest bearing escrow account at Transfer Online

Is this offering limited to members of a special group, such as employees of the company? No

Is transfer of the securities restricted? No

This Company is currently conducting operations.

This offering has not been registered for offer and sale in any states at the time of this document. We are currently waiting on a pending registration approval with the State of Texas.

There is currently no public market for our common stock. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares in our stock.

We intend to apply to the Financial Industry Regulatory Association ("FINRA") over-the-counter bulletin board, through a market maker that is a licensed broker dealer, to allow the trading of our common stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. If our common stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price during this offering would be fixed at $6.00 per share.

AN ELECTRONIC FORMAT OF THIS OFFERING CIRCULAR IS AVAILABLE ON THE COMPANY'S INTERNET WORLD WIDE WEB SITE AT HTTP://WWW.BASERRIOUTDOORS.COM

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal

THE DATE OF THIS OFFERING CIRCULAR IS June 6, 2013


Baserri

Table of Contents	Page

EXHIBIT

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.
This Offering Circular, together with the Financial Statements and other Attachments, consists of a total of 39 pages.

SUMMARY

The following summary highlights information contained elsewhere in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire Offering Circular, including our financial statements and the related notes included in this Offering Circular and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this Offering Circular, unless the context requires otherwise, references to "Baserri" "our company," "we," "us" and "our" refer to Baserri Outdoors Group, Inc.

The following discussion should be read together with our financial statements and any related notes appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this Offering Circular. We undertake no obligation to update any information contained in these forward-looking statements

The Company

Exact Corporate Name: Baserri Outdoors Group, Inc.

State and date of incorporation: Texas & September 9, 2012

Street address of principal office: 116 Oak Drive Friendswood, TX 77546

Company Telephone Number: (281)686-3544

Fiscal year: January 1 – December 31

Persons to contact at Company with respect to offering:
Alan Thompson (281)686-3544
Wayne Rodrigue (832)236-0090

Our Mission

Our mission is to produce a line of European, artisan-crafted guns that are superior in quality, design, and aesthetics for the Global Firearms market at an obtainable price point. We want to create a best-in-class Company that brings the highest levels of value and service to its customers

Avid marksmen and shotgun aficionados, Alan Thompson and Wayne Rodrigue, founded Baserri. It was apparent to both of them that there was a gap in the "double shotgun" markets—specifically regarding affordably-priced, "fine shotguns." They both realized that common, "mass-produced" double shotguns lacked custom workmanship--a condition standard amongst a plethora of domestic and international gun makers. Fine double shotguns were extremely expensive and therefore unattainable for most double gun enthusiasts. Accordingly, they set out to design and market a line of shotguns that have the substance and design of fine, custom-made double shotguns.

Risk Factors

1) **Our performance is influenced by a variety of economic, social, political factors.**

Our performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products. Economic conditions also affect governmental political and budgetary policies. As a result, economic conditions also can have an effect on the sale of our products to law enforcement, government, and military customers. The buying history of the outdoors consumer have shown that even during trying economic times sales maintain a nice growth pattern.

2) **We face intense competition that could result in our losing or failing to gain market share and suffering reduced sales.**

We operate in intensely competitive markets that are characterized by competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Any movement away from high-quality, domestic shotguns to lower priced or comparable foreign alternatives would adversely affect our business. Some of our competitors have greater financial, technical, marketing, distribution, and other resources and, in certain cases, may have lower cost structures than we possess and that may afford them competitive advantages. As a result, they may be able to devote greater resources to the promotion and sale of products, to negotiate lower prices on raw materials and components, to deliver competitive products at lower prices, and to introduce new products and respond to customer requirements more effectively and quickly than we can. As we become a more global company, these competitive factors become more controllable. If one county's market becomes saturated and less profitable, we can move our focus into a more profitable emerging market.

Competition is primarily based on innovation, quality, reliability, durability, price, performance, consumer brand awareness, and customer service and support. These are the dominant competitive factors in the firearm industry.

3) Our ability to grow our business depends in part on a strong brand identity and strong social media and search engine optimization performance.

We believe a strong brand is a competitive advantage in arms industry because of the fragmentation of the market and the large number of manufacturers available to the consumer. Because our brand is relatively new, we currently do not have strong brand identity. In order to attract and retain clients, and respond to competitive pressures, we expect to expend substantial resources to maintain and enhance our brand in the future.

We plan to increase our advertising expenditures in the future. While we intend to enhance our marketing and advertising activities in order to promote our brand, these activities will result in significant expenditures and may not have a material positive impact on our brand identity. In addition, maintaining our brand will depend on our ability to provide a high-quality consumer experience and high quality service, which we may not do successfully. If we are unable to maintain and enhance our brand, our ability to attract new clients or successfully expand our operations will be harmed.

4) Our business could be harmed in the event of an economic slowdown or recession.

The success of our business depends in part on the health of the Global market, which traditionally has been subject to economic swings. The purchase of firearms is an expense for most consumers, and one which can be delayed or terminated based on the availability of discretionary income. Economic slowdown or recession, rising interest rates, adverse tax policies, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these events may occur, could adversely affect the demand for our products and would harm our business. This concern will be somewhat offset by emerging markets around the world that bring new consumers.

5) We are subject to extensive regulation.

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

Furthermore, like many other manufacturers, we are subject to compliance with the Fair Labor Standards Act, the Occupational Safety and Health Act, and many other regulations surrounding employment law, environmental law, and taxation.

Compliance with all of these regulations is costly and time consuming. Although we take every measure to ensure compliance with the many regulations we are subject to, inadvertent violation of any of these regulations could cause us to incur fines and penalties and may also lead to restrictions on our ability to manufacture and sell our products and services and to import or export the products that we sell.

6) **If we fail to attract and retain our key personnel, our ability to meet our business goals will be impaired and our financial condition and results of operations will suffer.**

The loss of the services of one or more of our key personnel could seriously harm our business. In particular, our success depends on the continued contributions of our senior leadership team, and other senior level sales, operations, marketing, technology and financial officers. Our senior level officers developed our business plan in large part and its implementation requires their skills and knowledge. None of our officers or key employees are bound by an employment agreement and their employment is at will. Currently all senior leadership members have an equity stake in the long term success of Baserri Outdoors, and as new key employees are brought on they too will have an incentive program that will allow them to earn an equity stake.

Baserri Outdoors Group, Inc. was formed on September 6, 2012. At that time we authorized 50 million shares. The only number of shares definitely "set aside" is the 833,334 for this offering. The remaining "Principal Shareholders" are shown in the list here as well as the anticipated debt conversion payments from all of the debt holders who have confirmed their desire to exchange debt for equity. Mr. Rodrigue and Mr. Thompson will receive stock in Baserri Outdoors Group, Inc.

7) **Repayment of debt obligations**

The Company has limited capital and there can be no assurance that it will be able to raise the capital needed to carry on its business. The Company has incurred operating losses and debt, and is subject to the risks associated with companies that lack working capital, operating resources and cash. Without additional funding, the Company may be unable to continue as a going concern. The Company expects to obtain additional debt and equity funding from various sources in order to continue operations, grow the business and pay off its debt.

8) **We intend to evaluate acquisitions or investments in complementary technologies and businesses and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions or investments that we undertake.**

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or be able to make these acquisitions on a commercially reasonable basis, or at all. If we complete an acquisition or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

- our inability to successfully integrate acquired technologies or operations;
- diversion of management's attention;
- problems maintaining uniform standards, procedures, controls and policies;
- potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;
- expenses related to amortization of intangible assets;
- risks associated with operating a business or in a market in which we have little or no prior experience;
- potential write offs of acquired assets;
- loss of key employees of acquired businesses; and
- Our inability to recover the costs of acquisitions or investments.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

Business and Properties

(a) What Baserri does:

Baserri was created to fill a dream of its founders, as well as a void in the Shotgun Market. This dream was to create the best shotgun company in the world through its value proposition and customer service.

Aligning themselves with quality gun makers in Europe, they began to produce a line of double barrels that satisfy both the sporting and competitive sectors for an above grade, yet affordable firearm. Baserri's founders insist on crafting aesthetically pleasing firearms that exceed durability and performance standards.

Baserri Shotguns delivers high quality shotguns to the market well within an attainable price range. This is accomplished by controlling the cost of production, suppliers, and having a lean organizational cost structure allowing us to maximize our profit margins.

In August 2010, Baserri Shotguns debuted in the United States with two models, the MARI Elite Sporting Clay Shotgun and the MARI Hr (hunter) Field Shotgun (both 12 gauge). Both models were well received throughout the industry and will eventually drive new product line augmentation. Recognition of Baserri Shotguns by national and regional writers has begun to spark consumer interest at a national level. Both models have been positively reviewed in national publications such as *Shooting Sportsman, Sporting Clays, Guns Magazine, and Shotgun Life*.

(b) How Baserri produces our shotguns:

Historically these shotguns have been made to our specifications in Italy by FABARM S.p.A. located at Via Averolda, 31 - 25039 Travagliato - Brescia (BS) Italy. We are currently expanding and moving our manufacturing to Spain. Our Spanish manufacturing partners are Lanber Armas S.A.Zubiaurre Nº7, 48250 Zaldibar, Bizkaia – Spain, and Aguirre y Aranzabal, S.A (AyA) Avenida Otaola, 25 – 3rd Floor 20600 EIBAR (Guipuzcoa) – Spain. We have a 5 year manufacturing agreement with both of these Spanish companies for each to manufacturer up to 4,500 shotguns per year. We have terms set up with each of the Spanish manufacturers. These terms are typical to the industry which gives us a standard timeframe (30 days) to pay after the shotguns are received in the United States. We are presently introducing these new models for distribution in late 2013. Our current sales offerings include our MARI line of hunting and sporting clay shotguns. The Hunting Shotgun is a Block Lock Over/Under 12 gauge with a 28" barrel, an aluminum receiver, roll engraved with beautiful scrolled design, laser checkering with 34 lines per inch, and a hand oiled European Walnut stock.

The Sporting Clay Shotgun is a Side Plate Over/Under 12 gauge with a 30" barrel, and steel receiver, laser engraved with beautiful scrolled design and hunting scene on the Side Plate, laser checkering with 34 lines per inch, and an upgraded hand oiled European Walnut stock.

Baserri believes it offers an elite custom built shotgun design and quality than its competitors of mass produced guns. Similar priced shotguns do not have the detailed scrolled engraving, 34 lines per inch checkering, and hand oiled European Walnut stocks.

Current Baserri Outdoors Signed Manufacturing Agreements; Aguirre y Aranzabal, S.A (AyA) and Lanber Armas, S.A., respectively. Both agreements are five-year terms and have volume (manufacturing capacity) with each company for up to 4,500 shotguns per year.

The three new models that will be released in late 2013 include the Lano, Erio and Irati. As of the date this document was created, these three models are not commercially available. The Lano will be a new entry level-sporting shotgun. It will be designed with 30" and 32" barrels, grade 3 walnut stock with a palm swell, and a beautiful case hardened steel box lock receiver. Additionally, the barrels are exposed, i.e. thermally separated from each other. The Erio will be Baserri Shotguns first Semi-Automatic shotgun. It will be designed with 30" & 32" barrels. It will also feature specialty stock—either Grade 4 Walnut Stock or rubberized Camo finish options for water fowlers. The Rubberized Camo finish is a unique three step process that helps the Erio stand apart from the competition. The process starts out similar to others with the first layer being a hydrographic film that applies the camouflage. The second coat is Ultra Violet topcoat that seals the film. Lastly, the shotgun is coated with a special rubber sealant that not only gives the gun a tough outer shell, but also applies a rubbery non-slip finish. This outer layer protects the film against scratches and nicks, while making the shotgun easier to handle in wet environments due to its non-slip nature. The design of the recoil system minimizes muzzle jump to allow for faster re-sighting on the target. Finally, the Irati will be Baserri Shotguns' upland hunting shotgun. It will be available in 12, 20, and 28 gauges with 28" & 30" barrels. The lightweight alloy box lock receiver will be nickel finished and accented with a grade 2.5 walnut stock. The weight of the 20-gauge version will be 6 pounds.

Baserri's careful and deliberate focus on R&D has yielded shotguns with measurable key performance indicators—tied to durability, performance, and precision. These metrics, guided Baserri's current and future models. For example:

The barrels begin as bars of steel which are left out in the elements for a period of time to temper the metal--ensuring longevity.

Tapered Barrel; has eliminated the forcing cone by gradually reducing the bore from .740 to .724 inch, which increases shot velocity, reduces felt recoil, and provides excellent patterns.
Baserri will continue its relentless focus on R&D through continuous improvement of its differentiating features. Reinvestment in technologies and testing for future production runs will continue as a core objective. Founded in August 2009, Baserri is led by seasoned professionals with extensive experience in business development and distribution. Outstanding service and dealer relationships along with strategic dealer programs have been the staple of this company.

The development of new models do require additional resources, but since the internal components of the receiver, as well as the overall barrel design are used across a models, the actual monies spent are nominal. These monies are spent on aesthetic changes to the base models and changes to the gauge of shotgun. These costs will not exceed $25,000 per model.

Vertical Integration

Outside of the Company's organic growth initiatives, they are actively looking for acquisition opportunities in Europe which will drive and accelerate growth by allowing Baserri to vertically integrate operations, expand product offerings, and broaden global sales distribution.

With future acquisitions, Baserri Outdoors Group, Inc. will add to the breadth of product line in the shotgun market. Baserri will unite the old world talents of some of Europe's gun makers with new technology and economies of scale to launch multiple brands into the market. After implementation of the acquisitions there will be very few gaps in the overall product offering originating in Europe.

Value Themes:

- The Company also has long-term manufacturing agreements in place with two companies to secure manufacturing production. This will secure immediate production capabilities--guaranteeing inventory. As part of a seamless integration process, Baserri will work with the respective companies to understand production and sales modes.
- Each company has had international success in creating their own market niche. The Baserri line of shotguns will be enhanced due to the brand perception, but also active design collaboration and innovation input from AyA and Lanber's seasoned gun makers. This sharing of knowledge is a key takeaway for Baserri .

(c) Our Industry:

According to Smith & Wessons' 2008 10K SEC Filing Report, the overall fire-arm industry in the United States is estimated to be at $2.2 billion, of which the shotgun industry is $313 million. According to the Federal Bureau of Alcohol, Tobacco, Firearms, and Explosives (ATF) the Annual Firearms Manufacturing Industry has grown at a compounded rate of 12.4% from 2004 – 2009. Using a conservative growth rate of 2.5% (which is only 20% of the stated rate), the current shotgun market for 2012 is anticipated to be approximately $337 Million.

The industry is dominated by a small number of well-known companies. We encounter competition from both domestic and foreign manufacturers. Some competitors manufacture a wide variety of firearms, while the majority of our competitors manufacture only certain types of firearms.

Our industry saw a record for a single year in 2011, when the FBI reported that 14,409,616 background checks were requested. In 2012 that figure is estimated to top 16 million. This demand has increased sales across all segments, including shotguns. While some recent growth can be attributed to political and economic fears, we anticipate increasing social acceptance of firearms for both self-defense and recreation/leisure. We believe strong growth throughout the country last year—unlike 2008 which saw growth driven by Southern states—is evidence of this change. Furthermore, in 2011, 23% of women self-reported owning a firearm, up from just 13% in 2005.

In the United States, there were 2,850,406 registered firearms as of December 2010 according to the ATF's National Firearms Registration and Transfer Record (NFRTR).

2009 Firearms Manufactured


Pistols
Revolvers
Rifles
Shotguns
Misc. Firearms

According to the most recent data available through the ATF, 2009 saw 752,699 shotguns manufactured in 2009 versus 630,710 in the previous year, reflecting a 19.3% increase.

Total firearms manufactured were 5,555,818 in 2009 consisting of pistols, revolvers, rifles, shotguns and misc. firearms. Shotguns represented 13.5% of production.

Manufactures' Sales, Exports and Imports

As of 2011, there are approximately 5,400 licensed firearms manufacturers and 950 licensed importers in the United States. A Federal firearms license is required to engage in the business of manufacturing, importing, or dealing in firearms. These businesses are required by law to maintain records of the production, exportation, importation, acquisition, and disposition of firearms.

Manufacturers' export volume for calendar year 2009, the most recent year for which complete data is available, reached more than 194,000 firearms. Compared with the 2000 export volume of 188,460 firearms, the increase in firearms exported is significantly less than the increase in firearms imported. According to ATF data, the number of shotguns manufactured and exported is trending upward from 2008-2011 as illustrated.


US Shotgun Exports
60,000
40,000
20,000
0
2008
2009
2010
2011

In 2010, according to the United States International Trade Commission, Brazil was the leading importer of shotguns into the United States at 169,136 units and Italy was the second leading importer with 139,181 units. Shotguns made up 18% of all firearms imported into the United States in 2010 with handguns representing 63% and rifles at 19% respectively.


Shotguns Manufactured (US)
1,000,000
800,000
600,000
400,000
200,000
0
2008
2009
2010
2011

With President Obama being reelected coupled with heightened fear that he may regulate guns and ammunition in the aftermath of recent shootings, we expect firearm sales to remain frothy and frenzied through the upcoming years.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Our Marketing Strategy:

Our Solution

The shotgun market in the US is primarily broken down into 4 categories ~ under $1,000 ~ $1,000 to $2,000 ~ $2,000 to $4,000 ~ and $4,000 to $10,000 per shotgun. Shotguns selling for over $10,000 and up are in their own category and such as small part of the market. The market we are positioned in by design is the $2,000 to $4,000 market space. This market is controlled by Beretta and Browning which own 90% market share. Other players are Ceasar Guerini, Krieghoff, Blaser, Kolar, and AyA. Our 2 models are priced at $2395 for the field model and $3395 for the Elite. The Elite has a higher grade wood than our competitors and more engraving on the receiver that our Beretta and Browning competitors' comparable models. The cost to Baserri was not any more money than shotguns with less engraving so we decided to not value

Performance & Standards versus Price


Highest Premium/AyA
Baserri
Low Cost Provider (Lanber & Zabala)
60
50
40
30
20
10
0
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
$5,000
$5,500
$6,500
$7,000
$7,500
$8,000
$8,500
$9,000
$10,000

add very much to the selling price of the shotgun in order to be seen as a very competitive product in the marketplace. The reference to the $6000 to $8000 shotguns is that we have been are constantly being compared to shotguns in that price point due to the extras we provide at a much lower price point.

The final point is that our competitors Beretta and Browning are 500 and 175 years old respectively and have large infrastructures and sales and marketing costs. Baserri does not have the overhead costs and are able to make very good margins at a lower price point than might be expected with an eye on capturing market share from these large competitors.

Our statements on flexibility can most be described by understanding that we can make decisions very fast and thus respond to changing business climates since there are only 2 owners and since we were not entrenched in manufacturing and owning buildings, etc. On a go forward basis we expect to have more people and assets. The new flexibility will be that we will hire management persons who come from the industry and whose skill sets are aligned with our growth needs. At some point we may not be as flexible, but by that time we will have the maturity of the Brands and the maturity of the management team members to facilitate growth and maintain market share.

As any brand and management team matures, they can positively impact the bottom line of their company by moving their focus toward other avenues of advertising. The tremendous amount of travel and blanket marketing does not have to be as extensive and costly as it does when a new company is building the brand name. An example of this is if the Beretta name rolls across the screen of a television show, the viewer already has in mind what it stands for. A newer company must spend more advertising dollars to get not only the name, but also the story behind the name told. This allows for mature brands to bring more profits to the bottom line. The mature brand and management team then can focus their sales approach on expanding sales growth and retaining market share. This can be achieved by the introduction of new models, expanding into new markets, and reducing price of the product to better compete in the marketplace.

Competitive Advantages

Baserri's main competitive advantage is that we will offer a more custom-built shotgun design and quality than our competitor's mass produced guns. Historical statistics show that there was a down turn in traditional "heirloom" guns that are handed down from generation to generation. It is our opinion that a major attribute to this is the increase of mass produced shotguns with a lower standard to keep up with supply and demand. At Baserri, we believe that we are on the forefront of a Renaissance in producing a fortified, well-made gun whose owners perceive and realize value via its differentiating attributes. The value added component to our product is the ability to last through the generations rather than sacrifice quality for a lower price point. This will ensure the potential in instilling investment in longevity vs. a lower shelf life of a lower quality mass produced product that our competitors are manufacturing.

- *Customer Service:* We believe in long-term relationships and will continue to provide customer service to our client base. For example, we conduct buyer/dealer training to assure proper messaging and communication of Baserri's aforementioned technical and performance differentiators. In addition to training, Baserri places a premium on outbound logistics (responsive order processing) with dealers/retailers.

- *Excellent Value.* Baserri Shotguns provides our gun owners with excellent value at attainable price points.

- *Scalability.* Given our lean operating structure, our business model is designed to scale quickly while maximizing profit margins. Currently, with two owners and three management personnel allows us with a conservative and manageable operating budget in regard to salaries and selling, general and administrative expenses. With comparatively low operating costs and low debt and minimum employees the ability to scale up is less encumbered by existing realities.

- *Artistry and Attention to Detail:* Similarly-priced shotguns typically do not have the detailed scrolled engraving, 34 lines per inch checkering, and hand oiled European Walnut stocks.

- *High-Quality Products* Our shotguns are made with the high standards and quality, providing superior value as noted above.

Baserri Outdoors Group Growth Strategies

The Company has established a broad dealer network across different states outside of our strategic growth initiatives.

Our growth strategies include:

- *Focus on Consumers.* Maintain our focus on consumers and leverage our industry independence to enhance existing products and services and develop new offerings with broad consumer appeal.

- *Enhance the Baserri brand through the country.* We believe that enhancing the Baserri brand will heighten awareness of our product and increase the number of buyers who use our guns ultimately increasing or top line growth. We plan to advertise aggressively online while using select traditional mediums to further promote our brand. In addition, we believe that we can enhance our brand by continuing to focus on consumer, with the objective of creating long-term relationships with our clients. This includes expansion of public relations, social media, and other marketing programs to efficiently increase our brand awareness.

- *Strategic Acquisitions.* We have interest to acquire European shotgun manufacturers allowing us to vertically integrate our operations, manage quality control, and broaden our global distribution and product offering while becoming one of the premier shotgun companies in the world. These acquisitions will strengthen our market position, enhance our ancillary capabilities, and accelerate our growth.

- *Broaden and deepen our presence in existing markets.* We plan to increase our presence and market share in existing markets by expanding our number of Baserri Dealers through The Baserri Dealer Network, The Company's firearms are primarily marketed through a network of selected, federally licensed, independent wholesale dealers who purchase the products directly from the Company. Our current Baserri Dealers were selected for a number of reasons. First of all, they were selected because of their experience with double barrel shotgun sales. Secondly, because of their interest and commitment to help promote the Baserri line of products in their particular market. Thirdly, we selected based upon a geographic model not to have a large overlapping presence in the marketplace. We believe that maintaining these geographic areas enhances their commitment to sell our products. They resell to legally authorized end users. Additionally, we will continue to focus on growing our business within our dealer's network and work hand in hand to build mutual sales volume and profits. Currently, we have dealers throughout the country representing several states. Our dealer agreements set in place the expectations of each of our dealers. These expectations include:

- ➢ Dealership agrees to stock a full representation of Baserri products for their sales area.
- ➢ Dealership agrees to have a trained and active sales force which initiates and maintains contact with retail customers
- ➢ Dealership agrees to have an established business premises for sale and display of Baserri products to customers, a Federal Firearms License, regular hours of business, a state or local resale tax number where applicable, and that provide full sales and service support for Baserri products

This agreement is not wholly or in part transferrable. This Agreement may be terminated by either party upon 30 days notice in writing to the other party. Upon termination Baserri shall have the option to buy back from the dealership Baserri product at the price actually paid by the dealership. This option has never been enacted by Baserri, and we do not plan to enact it unless under an extreme circumstance where a dealer misrepresents the Baserri products. Baserri Outdoors will offer a 5 year warranty on it products.

Dealer Network

	Montana
Alabama	New Mexico
Arkansas	New York
Arizona	North Carolina
California	Ohio
Colorado	Pennsylvania
Delaware	South Carolina
Illinois	Texas
India	Utah
Kansas	Virginia
Kentucky	Washington
Louisiana	West Virginia
Maryland	Wisconsin
Michigan	
Minnesota	



Boston
Buffalo
Detroit
New York
Philadelphia
Chicago
Washington
San Francisco
Palo Alto
Denver
Raleigh
Durham
Los Angeles
San Diego
Phoenix
Atlanta
Dallas
Houston
Miami

- *Expand into New Markets.* Continue to aggressively push into new markets around the world that has strong demographics and market activity through our dealer network.

- *Efficiently Increase Domestic Brand Awareness for Baserri.*

  Leverage Wholesale Channels : Baserri is targeting three primary avenues including the" Big Box" Sporting Goods Stores, Regional,and Local Gun Stores. The Sporting Goods Stores are comprised of the following retailers; Gander Mountain, Cabala's, Academy, Bass Pro Shops and Dick's Sporting Goods.

  Drive Innovation as Differentiation Pillar: Investment of operating profits into product research, testing, and highly skilled and creative product development teams.

Addressing the market opportunity

Superior Value. Our guns are manufactured with the high standards reflecting craftsmanship while being offered at an attainable price point. This provides value to our clientele.

High-Quality Products.

Exceptional Customer Service. Our mission is to be the best manufacturer of shotguns, which our focus on providing quality customer service to forge long-lasting relationships with Baserri.

Baserri currently sells shotguns through 48 independently owned dealerships across the United States. The Mid-Atlantic States have been most active especially Delaware, Pennsylvania, and North Carolina. The Mid-Atlantic region has accounted for 35% of Baserri sales volume. The other major geographic region is Texas. Approximately 30 percent of our sales volume comes from Texas. The remaining 35 percent of sales have been scattered across the rest of the US.

Our Strategy

Our objective is to become one of the most recognized respected and successful companies in the firearms industry. The key elements of our strategy include:

Broaden and deepen our presence in existing markets

We plan to increase our presence and market share in existing markets by expanding our number of Baserri dealers and executing our marketing strategy through both traditional and non-traditional mediums. Our Dealer program has been designed to encourage distribution and customer acquisition to facilitate the sale of our products while providing incentives.

Enhance the Baserri brand

We believe that enhancing the Baserri brand will heighten awareness of our company and increase the number of home buyers and sellers who use our services and ultimately increase the number of shotguns we sell. We have launched aggressive social media campaigns, public relations and traditional mediums. We believe that we can enhance our brand by continuing to focus on client service, with the objective of creating lifelong relationships with our clients.

Continue to Manufacturer a Superior Product

We are committed to the quality to each and every one of our guns, using the high standards of quality control and inspection before being delivered to customers.

Leverage Wholesale Channels

Baserri is targeting three primary avenues including the" Big Box" Sporting Goods Stores, Regional, and Local Gun Stores. The Sporting Goods Stores are comprised of the following retailers; Gander Mountain, Cabala's, Academy, Bass Pro Shops and Dick's Sporting Goods.

Our Consumer Website and Services

Baserri has a fully functional website that is designed to capture broad market coverage from various search engines through our social media and search engine optimization strategy. Our user friendly website allows the customer to learn more about our products while aligning them to one of our FFL dealer for pickup.

(e) Baserri Outdoors Order Backlog:

As of 02/01/2013 $450,000
As of 02/01/2012 $50,000

The variations between the two figures are a result of that we are a growing concern with both acquisition and organic growth. A typical dealer order is approximately $10,000.

(f) Current and anticipated employees:

At the end of Fiscal Year 2012, Baserri had 3 employees. Baserri expects the total number of employees to grow to 20 during the next 12 months. Our employees are not subject to any collective bargaining agreements.

(g) Principal properties:

Baserri does not currently own or lease and principal properties. Within the next 12 months Baserri plans to acquire a manufacturing facility in Europe. The cost of the manufacturing facility is budgeted to not exceed $500,000 and will be funded by the proceeds of this public offering.

(h) Company's dependency on proprietary information:

Baserri is not, to any great extent, dependent upon proprietary information. The brand names for which the shotguns are sold under are trademarked within the United States and Europe. Baserri spent $10,000 on Research and Development during the last fiscal year. With the potential acquisitions, that number should increase to approximately $250,000 over the next fiscal year.

(i) Impact of Regulation:

We are subject to the rules and regulations of the ATF. If we fail to comply with the ATF rules and regulations, the

ATF may limit our activities or growth, fine us, or ultimately put us out of business. Our business, as well as the business of all producers and marketers of firearms and firearm parts, is also subject to numerous federal, state, local, and foreign laws, regulations, and protocols. Applicable laws require the licensing of all persons manufacturing, importing, or selling firearms as a business; require background checks for purchasers of firearms; impose waiting periods between the purchase of a firearm and the delivery of a firearm; prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records; regulate the interstate sale of handguns; prohibit the interstate mail-order sale of firearms; regulate our employment of personnel with criminal convictions; restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions; and prohibit the private ownership of fully automatic weapons. Baserri is currently in compliance with all the Federal, State, and local requirements to conduct business as an International Gun Importer and Distributor. We currently hold a Federal Firearm License (FFL) to import and distribute non-military firearms, and in particular shotguns with barrels that are longer than 18". With this license we are allowed to import and sell firearms to other FFL licensed Wholesalers, Dealers, and qualified individuals. From time to time, congressional committees consider proposed bills and various states enact laws relating to the regulation of firearms. These proposed bills and enacted state laws often seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. The regulation of firearms could become more restrictive in the future and any such restriction would harm our business. In addition, these laws, regulations, and protocols, as well as their interpretation by regulatory authorities, may change at any time. There can be no assurance that such changes to the laws, regulations, and protocols or to their interpretation will not adversely affect our business.

Furthermore, like many other manufacturers, we are subject to compliance with the Fair Labor Standards Act, the Occupational Safety and Health Act, and many other regulations surrounding employment law, environmental law, and taxation.

Compliance with all of these regulations is costly and time consuming. Although we take every measure to ensure compliance with the many regulations we are subject to, inadvertent violation of any of these regulations could cause us to incur fines and penalties and may also lead to restrictions on our ability to manufacture and sell our products and services and to import or export the products that we sell.

(j) Baserri Outdoors Group, Inc's subsidiaries:

Baserri Outdoors currently has Baserri Shotguns, LLC as a subsidiary.

(k) Material events effecting Baserri Outdoors Group, Inc.

Baserri Outdoors Group, Inc. was incorporated after discussions with our accountants and attorneys to establish a traditional holding company structure so that the Company could better take advantage of conditions within the marketplace namely the opportunities to grow through acquisitions. The merger of Baserri Shotguns, LLC is the cornerstone event moving Baserri Outdoors Group, Inc forward. Prior to the incorporation of Baserri Outdoors Group, Inc, we conducted business as Baserri Shotguns, LLC.

Baserri Outdoors Group, Inc. acquired 100% of the membership interest of Baserri Shotguns, LLC. J. Wayne Rodrigue was named sole managing member of Baserri Shotguns, LLC by vote of the Board of Directors of Baserri Outdoors Group, Inc. As the merger consideration, Baserri Outdoors Group, Inc. agreed to assume all debts and liabilities of Baserri Shotguns, LLC. Baserri Outdoors Group, Inc. received use of the ATF Firearms license as well as ownership and use of the existing Trademarks held by Baserri Shotguns, LLC. There was no monetary consideration between both companies.

Baserri Shotguns, LLC is a surviving LLC and is a wholly owned subsidiary of Baserri Outdoors Group, Inc. and will be operating as a business unit and will be part of a consolidated Accounting system per GAAP standards. The Board of Directors of Baserri Outdoors Group, Inc. shall name the sole managing member and will provide oversight. Alan Thompson shall remain President of Baserri Shotguns, LLC until a successor is named.

Future growth opportunities that would be material to the Company's success and are part of it's plan are to develop a line of rifles for sporting use and to open 2 retail stores with which to sell and promote our Branded Products. Currently, our retail stores are planned for Houston, TX and Kerrville, TX. We expect them to be open by first quarter 2015.

Profitability Milestones

The Company was not profitable of the last fiscal year. Listed below in chronological order are the events which will lead to profitability once they are achieved.

Event or Milestone	Expected Manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1) Breaking escrow	When over $1M dollars is in escrow account. At that time proceeds are released and dispersed for use.	Primary release of proceeds expected July 23, 2013.
(2) Launch of new models	Once models are in full production for sale in the United States and Internationally	October 20, 2013
(3) Reaching sales of 2,000 units	Filling order that are awaiting the new models and expanding our sales	January 1, 2014
(4) Completion of acquiring an acquisition target	Once proceeds are received from the offering the target will be approached	March 1, 2014

Any delays to achieving the milestones listed above will have negative consequences to the Company's growth plan. The main effect will be to slow down full implementation of all of the above initiatives and will push further out the revenues stream and thus liquidity will be affected. The delay in breaking escrow (1) will have the most impact. Delays in any of the other milestones will change revenue forecasts and subsequent profitability in the short term but long term forecast should be realized. Milestone (4) has the least impact on the future of the Company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievements of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Offering Price Factors

Our Common Stock is being offered for a period of twelve months in accordance to Regulation A and the initial price per share will be $6.00 based on conservative valuation methodology using a discounted cash flow model based on pro-forma results with a discount rate ranging from 6-10% and multiple of 2-4x. Under this valuation model Baserri Outdoors Group was given a post-offering value of $20,997,992. Utilizing this value the percentage of outstanding stock to be held by the investors was equated directly. The minimum raise of $1,000,000 would equate to a 5.88percentage, and the maximum of $5,000,000 raise would equate to a 23.8 percentage. At $6 per share this would be shown in the number of shares offered for sale. The shares sold at the minimum level would be 166,667 shares and at a maximum level 833,333.

Our current tangible net book value as of December 31, 2012 is ($76,676) and in fiscal year 2011, we reported a net loss of ($52,511). Baserri is as an emerging growth company and its ability to execute its business development strategy will be imperative on its valuation.

There is presently no public market for our common stock. We anticipate making an application for trading of our common stock on the FINRA over the counter bulletin board upon qualification of the offering statement of which this Offering Circular forms a part. We can provide no assurance that our shares will be traded on the bulletin board, or if traded, that a public market will materialize.

We will anticipate filing an application for trading of our common stock on the FINRA over the counter bulletin board after the offering.

Percentage of Outstanding Shares

Tier	Amount Raised	Shares Sold	% of Authorized Sold to Investors	% of Outstanding held by Investors
Minimum	$ 1,000,000	166,667	0.333%	4.76%
Maximum	$ 5,000,000	833,333	1.667%	23.8%

There are 50,000,000 shares of common stock authorized.

Use of Proceeds

(a) The following table sets forth the use of the proceeds from the offering:

	If Minimum Sold Amount 20% of Maximum	If Maximum Sold Amount 100% of Maximum
Total Proceeds	$1,000,000.00	$5,000,000.00
Less: Offering Expenses		
Commissions & Finders Fees	$0.00	$0.00
Legal & Accounting	$15,000.00	$75,000.00
Copying & Advertising	$5,000.00	$25,000.00
Consultant Fee	$80,000.00	$400,000.00
Net Proceeds from Offering	$900,000.00	$4,500,000.00
Use of Net Proceeds		
Purchase of Sellable Inventory	$780,000.00	$1,480,000.00
Operating Expenses	$120,000.00	$750,000.00
New Manufacturing Facility Europe		$500,000.00
New US Corporate Headquarters		$200,000.00
Consolidation of Manufacturing		$500,000.00
Salaries		$200,000.00
Services Rendered		$200,000.00
Research and Development		$250,000.00
Advertising and Marketing		$340,000.00
Television Show Sponsorships		$80,000.00

Total Use of Net Proceeds	$900,000.00	$4,500,000.00
Percentage of Net Offering Proceeds Utilized	100%	100%

(c) The intent is to use a portion of the proceeds to acquire assets. The breakdown of the assets are as follows:

a. Sellable Inventory $780,000 minimum raise - $1,480,000 maximum raise
b. European Manufacturing Facility - A 15,000 sq ft of manufacturing space is available adjacent to AyA. It is budgeted to cost $400,000 with $100,000 for renovations
c. US Headquarters - We are actively seeking approximately 5,000 sq ft for corporate offices, showroom, and secured storage. This facility will be built to our needed specifications.

The minimum offering proceeds from this offering will satisfy the company's cash requirements for the next twelve months.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Capitalization

Our capitalization is based on our most recent balance sheet, dated December 31, 2012

CAPITALIZATION

		Amount Outstanding As Adjusted	
	As of: 12/31/12	Minimum	Maximum
Stockholders equity			
Common stock		1,000,000	5,000,000
Additional paid in capital			
Retained earnings	(350)	(350)	(350)
Total Stockholders equity	(350)	999,650	4,999,650
Total Capitalization	100	1,000,100	5,000,100

Number of common shares authorized: 50,000,000 shares. Par value per share $ .001

Number of common shares reserved to meet conversion requirements or for issuance upon exercise of rights: 3,499,665 shares.

There are 50 million shares of common stock authorized.

Description of Securities

The only securities being offered hereby are Common Stock.

The following description is a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this Offering Circular is a part.

We are authorized to issue 50 million shares of common stock with $.001 par value per share. As of the date of this registration statement, there were 167 shares of common stock outstanding7.

These securities do not have cumulative voting rights, other special voting rights, preemptive rights to purchase in new issues of shares, preference as to dividends or interest, preference upon liquidation, or any other special rights or preferences.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for the expansion of our business. Any future declaration of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

These securities are not convertible.

Share Purchase Warrants: We have not issued and do not have outstanding any warrants to purchase shares of our common stock.
Options: We have not issued and do not have outstanding any options to purchase shares of our common stock.

Plan of Distribution

This offering is not being made through selling agents. The names of persons at the Company through which this offering is being made:

Alan Thompson
116 Oak Drive
Friendswood, TX 77546
(281) 686-3544

Wayne Rodrigue
116 Oak Drive
Friendswood, TX 77546
(832) 236-0090

The Company is offering up to 833,334 shares at a purchase price of $6.00 per share. The Shares will be sold on "best efforts" by Baserri Outdoors, Inc. The minimum number of Shares offered, 166,667 must be sold, if any are to be sold. The Company may allocate among or reject any subscriptions, in whole or in part.

The Shares will be offered and sold by the Company's officers, directors and employees without compensation. Neither the Company nor any of its officers, directors or employees is registered as a broker or dealer under Section 15 of the Exchange Act.

The Company has not retained an underwriter or any independent broker-dealer to assist in offering the Shares. It is the intention of the Company to offer and sell the Shares by contacting prospective investors through appropriate newspaper and magazine advertisements as well as through the use of the Internet to electronically deliver copies of this Offering Circular to prospective investors. Through our Direct Public Offering (DPO), under Regulation A, we will manage our DPO to prospective investors upon qualification from the SEC and this will include customers, suppliers, distributors, family, friends and others. Our offering is self-underwritten and we want to reserve the right to offer our offering to all parties that qualify under Regulation A.

Those subscribing to purchase Shares must complete a Stock Purchase Agreement, a form of which is included as an appendix to this Offering Circular. All funds received by the Company with respect to the minimum number of Shares that may be sold will, promptly following receipt by the Company, be deposited in an escrow account with the Escrow Agent pursuant to the terms of an escrow agreement entered into between the Company and the Escrow Agent. In the event that the minimum number of Shares offered hereby is not sold within the permitted time period, then all funds received by the Company will be promptly refunded to the subscribers, in full, without interest or deduction there from. The funds in the escrow will be held for the benefit of the subscribers until released to the company or returned to the subscribers in the event that the minimum offering amount is not reached during the offering period.

The Company reserves the right to reject any subscription for Shares in its entirety or to allocate Shares among prospective purchasers. If any subscription is rejected, funds received by the Company for such subscription will be returned to the applicable prospective purchaser without interest or deduction.

Certificates representing Shares purchased will be issued to purchasers only if the proceeds from the sale of at least 166,667 shares are released from escrow. Until the certificates are delivered to the purchasers thereof, such purchasers, if any, will be deemed subscribers only, and not shareholders. The funds in escrow will be held for the benefit of those subscribers until released to the Company. All funds received by the Company after the minimum number of Shares offered hereby is sold will not be placed in escrow, but placed directly into the Company's operating account for immediate use by the Company.

Although it is the Company's intention to develop a public market for its Common Stock by soliciting broker-dealers who are members of the NASD to make a market in the Company's Common Stock, to date the Company has not entered into any arrangements, commitments or understandings with any persons with respect to the creation of a public market for its Common Stock.

The termination date of this offering will be the earlier of one year from qualification by the Securities Exchange Commission or when we reach $5 million in proceeds from the offering. If we do not meet with minimum requirement of $1 million at the termination date, all proceeds will returned promptly to investors and investors will not receive interest while their funds are being held in escrow.

Escrow Agent for this offering is:
Transfer Online, Inc
512 SE Salmon St.
Portland, OR 97214
(503) 227-2950

If the minimum proceeds of this offering are not met, the funds will be returned by the escrow agent on April 1, 2014. No interest will be paid on proceeds during escrow period.

Pursuant to Exchange Act 3a4-1 Mr. Rodrigue and Mr. Thompson comply with the three preliminary requirements as follows:

- Neither Mr. Rodrigue or Mr. Thompson are subject to a statutory disqualification as defined in Section 3(a)(39). Neither Mr. Rodrigue nor Mr. Thompson have been involved in previous common stock sales or affiliated with any broker-dealer. Neither have any actions been taken against Mr. Rodrigue nor Mr. Thompson related to any securities transactions.
- Mr. Rodrigue and Mr. Thompson will receive compensation as management of the Company and will not receive any form of bonus, commission, or other such related transactions as might be construed as such prior to or during the offering process as outlined by Reg. A. Further, Mr. Rodrigue and Mr. Thompson will be receiving compensation that is lower than most comparable senior management's compensation of a like company.
- Mr. Rodrigue and Mr. Thompson are not in any way associated with an existing broker-dealer at a time prior to the offering or will they be during the offering timeline.

Pursuant to the additional requirement under 3a4-1 of the Exchange Act, Mr. Rodrigue and Mr. Thompson will only have contact with persons who previously have visited the Virtural Trading Room on the Baserri Outdoors Group, Inc web site and who have filled out the appropriate documents. At that point any questions submitted by persons of interest will be answered orally or via email. Interested persons who call the Company's offices will be instructed to visit the web site and download the offering circular and other pertinent information prior to additional discussions.

Stock Purchase Information

Shares are being offered for sale at $6.00 per Share. A minimum investment of 50 Shares ($300) is required of each investor, provided that the Company, in its discretion, may reduce the size of the minimum investment. Payment in full is due upon subscription. Payment may be made through check, money order, electronic check, credit card and wire transfer. Stock purchase funds will initially be held in an escrow account.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

Dividends, Distributions and Redemptions

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Officer and Key Personnel of the Company

Officers	Title	Age	Number
Wayne Rodrigue	Chief Executive Officer	59	832.236.0900
Alan Thompson	President	45	281.686.3544
Brenda Rodrigue	Treasurer	57	832.541.5649

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Wayne Rodrigue. Wayne is the co-founder of Baserri and has served as our CEO since inception. He is a proven visionary and strategic leader with a Generalist background specializing in problem solving and implementation of new concepts and initiatives. Additionally, Wayne is a consummate team player and relationship builder. Wayne has brought his passion for shot gunning and his love of business to launch and grow Baserri Shotguns, LLC. Formerly, he was the CEO, President, and Chairman of the Board at Exousia Advanced Materials, Inc., a publically traded company. Exousia manufactures advanced eco-friendly resins, engineered particles, high-performance coatings for industrial, marine, and oilfield applications and structural products such as TRUSS Core panels for the trucking industry as a replacement for aluminum and plywood. Wayne was with Exousia from June 2005 until September 2011. After leaving Exousia, Baserri was not only Wayne's passion, but also his daily focus.

Alan Thompson. Alan is the co-founder of Baserri and its President. He is a dynamic, result driven Founder and President with extensive international and domestic experience managing sales, marketing, and brand and product development. Alan provides leadership in expanding visibility of Baserri to all levels of the shooting sports industry including retail, wholesale, print media, and now television. Prior to becoming President of Baserri Outdoors in September of 2012, Alan was President of Baserri Shotguns from August of 2009 until September 2012. Before Baserri Shotguns, from May 2007 until July 2009, he was Vice President of Sales and Marketing at Office Pavilion, which is a large privately held office furniture company in Houston. Previous to Office Pavilion, Alan spent 9 years at Kimball International, a large office furniture manufacturer, fulfilling several regional and national sales and marketing management roles.

Brenda Rodrigue. Brenda is a seasoned accounting professional with over 38 years in the accounting field with various firms in both private and public arenas. Brenda has exhibited a unique ability to solve problems and to identify strategic solutions in the areas of inventory, accounting management, facilities management, etc. Brenda brings to Baserri a very analytical approach to much needed areas in the future including but not limited to working with the ATF, bar coding of inventory, inventory tracking systems, and upgrading all accounting services for multiple locations and varied product offerings. Formerly, she was the Chief Accounting Officer and Secretary to the Board of Directors at Exousia Advanced Materials, Inc. Brenda functioned in this capacity at Exousia from August of 2006 until January 2010. At that time she became and is presently the Treasurer at Baserri. Brenda is the long time wife of Wayne Rodrigue.

Directors of the Company

The following table sets forth certain information about our directors:

Directors	Title	Age	Number
Wayne Rodrigue	Board Member	59	281.686.3544
Alan Thompson	Board Member	45	281.686.3544

None of the officers or directors has worked in the same business as the company.

Directors of the corporation will receive stock as payment for services to the board. Directors will receive $25,000 worth of stock for 2013 calendar year. Currently there are two directors but as new directors are added in 2013 they will receive pro-rated stock payments. Officers in the company will receive salaries ranging between $50,000.00 and $60,000.00 per year for 2013. Employment agreements have not yet been finalized.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Stockholders

Principal Name	Class of Shares	Avg Price per Share	# of shares now held	% of Total	# of shares after offering if all securities sold	% of Total
Wayne Rodrigue	Common	$6.00	167	100	1,333,166	38.10%
Alan Thompson	Common	$6.00	0	0	1,333,166	38.10%

Office Address:
116 Oak Drive
Friendswood, TX 77546
(281)686-3544

Number of shares beneficially owned by offices and Directors as a group:
Before Offering: 167 shares (100% of total outstanding)
After Offering: a) Assuming minimum securities sold: 2,666,332 (95% of total outstanding)
b) Assuming maximum securities sold: 2,666,332 (76% of total outstanding)

As founders of Baserri Outdoors Group, Inc. Messrs. Rodrigue and Thompson are receiving shares in the company for reasons listed below:

(a) Both gentlemen are receiving no salaries at this time and in the future will receive salaries that are lower than traditional senior management salaries for public companies.
(b) As part of an employment agreement with each gentleman to be negotiated with the Board of the Company, a portion of these shares will be considered as a sign on bonus and as part of a retention package.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Baserri Outdoors Group, Inc., 116 Oak Drive, Friendswood, TX 77546. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Management Relations, Transactions and Remuneration

Wayne and Brenda Rodrigue are married.

Baserri Outdoors Group, Inc made no remunerations to any of its Officers, Directors and key personnel during the last fiscal year.

General

We are a premier shotgun brand that offers superior value and customer service. Our solution includes a client-centric business approach, with a superior product, a business management technology platform and significant financial value for consumers. We were founded in 2009 and currently have a broad dealer network in over twenty states carrying our brand throughout the United States.

Our revenues are comprised primarily of gross sales through the sales of out shotguns. The number of units we sell principally drive our revenues and the revenue generated per sale through either retail or wholesale channels.

Trends in our business

Based on industry trends, we expect Baserri shotguns will sell at different times of the year providing a steady stream of cash flow. We have determined that Hunting guns sell the vast majority in September - October, followed closely by December – January. Sporting Clay shotguns sell with a steady trend throughout the year. These are Retail sales, so our Wholesale sales will trend before this.

Litigation

Baserri Outdoors Group, Inc. is not involved in any litigation.

Federal Tax Aspects

We encourage all investors to have their own personal tax consultant to review any potential tax benefits or to the extent they would be available and advantageous in connection to this offering.

Misc Factors

There are no miscellaneous factors that would either adverse or favorable that could affect our Company's or its business.

Financial Statements

BASERRI OUTDOORS GROUP, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2012

	For the Period Ended December 31, 2012
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 100
TOTAL CURRENT ASSETS	100
TOTAL ASSETS	$ 100

LIABILITIES AND STOCKHOLDERS' EQUITY	
STOCKHOLDERS' EQUITY	
Stockholders' equity	$ 450
Deficit	(350)
TOTAL STOCKHOLDERS' EQUITY	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100

BASERRI OUTDOORS GROUP, INC.
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2012

		INCEPTION- December31, 2012
REVENUES:		
Sales	$	0
EXPENSES:		
Licenses/permits/filing		350
TOTAL EXPENSES		350
NET LOSS	$	(350)

BASERRI OUTDOORS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Paid in Capital	Accumulated Deficit	Total
Beginning	$ -	$ -	$ -
September 6, 2012	-	-	-
Capital Investment	450		450
Net Loss	-	(350)	(350))
Balance, December 31, 2012	450	(350)	100

BASERRI OUTDOORS GROUP, INC.
STATEMENT OF CASH FLOW
AS OF DECEMBER 31, 2012

		As of December 31 2012
OPERATING ACTIVITIES		
Net loss	$	(350)
Adjustments to reconcile net loss to net cash used by operating activities:		
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash from investments		450
NET INCREASE (DECREASE) IN CASH		100
CASH, BEGINNING OF PERIOD		-
CASH, END OF PERIOD	$	100

Summary of Significant Accounting Policies

Organization

Baserri Outdoors Group, Inc. ("Company") was incorporated in Texas on September 9, 2012. The Company was established for the main purpose of acquiring firearm manufactures, particularly shotguns, both nationally and internationally.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity period of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2012, respectively.

Issuance of Shares

There have been 167 shares issued to Mr. Rodrigue. Since there is a minimum capital raise and a maximum capital raise per Reg. A rules the shares allocated and anticipated to be issued are based upon the maximum capital raise being achieved. Based upon maximum capital raise of $5,000,000 Mr. Rodrigue will receive 1,332,999 and Mr. Thompson will receive 1,333,166 shares of stock for 38.10% of outstanding shares to be issued.

Results of Operations

The Company did not have revenue for December 2012.

The Company's operating expenses were $350 for the period ended December 31, 2012. Its operating expenses included licenses, permits and fees of $ 350 for December 31, 2012.

BASERRI SHOTGUNS, LLC
BALANCE SHEET
DECEMBER 31, 2012, 2011, 2010 AND 2009

	Year Ended December 31 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3-Dec 31 2009
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$ 969	$ 8,181	$ 3	$ -
Accounts receivable trade, net	9,426	39,536	-	-
Prepaid deposit on guns	-	-	147,318	-
Inventory	23,879	39,445	-	-
TOTAL CURRENT ASSETS	34,274	87,162	147,321	-
TOTAL ASSETS	$ 34,274	$ 87,162	$ 147,321	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY				
OTHER LIABILITIES				
Warranty claims payable	$ 6,529	$ 6,273	3,098	-
TOTAL OTHER LIABILITIES	6,529	6,273	3,098	-
LONG-TERM LIABILITIES				
Notes payable and accrued interest	296,353	41,578	-	
TOTAL LONG TERM LIABILITIES	296,353	41,578	-	
SHAREHOLDERS' EQUITY				
Shareholders' equity	247,070	247,070	218,666	-
Shareholder's draw	(247,188)	(146,771)	(70,759)	-
Accumulated deficit	(268,490)	(60,988)	(3,684)	-
TOTAL SHAREHOLDERS' EQUITY	(268,608)	39,311	144,223	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 34,274	$ 87,162	$ 147,321	$ -

BASERRI SHOTGUNS, LLC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2012, 2011, 2010 AND 2009

	Year Ended December 31 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3-Dec 31 2009
REVENUES:				
Sales	$ 40,545	$ 423,399	$ 413,097	$ -
EXPENSES:				
Cost of sales	27,920	273,582	268,306	
Advertising and promotional	22,859	47,014	29,407	-
Bank service charges	1,728	1,041	1,382	-
Computer/internet	223	534	1,585	-
Consultants	28,200	18,120	21,489	-
Conventions/shows	-	5,831	355	-
Dogs	-	-	2,700	-
Funding expenses	-	-	16,467	-
Import broker fees	560	7,789	7,890	-
Insurance	3,987	1,138	1,429	-
Licenses/permits	1,685	1,177	360	-
Office/supplies	12,076	24,322	3,385	-
Shipping/postage/delivery	4,119	7,182	9,621	-
Professional fees	11,855	4,410	1,316	-
Payroll expense	30,971	-	-	
Repairs/maintenance	758	685	-	-
Shooting expense	21,189	26,092	3,218	-
Telephone/utilities	5,618	4,312	871	-
Travel expense	59,268	52,721	43,902	-
Warranty claims	256	3,175	3.098	
TOTAL EXPENSES	233,272	479,125	416,781	-
OTHER INCOME (EXPENSES):				
Interest expense	(14,775)	(1,578)	-	-
NET LOSS	$ (207,502)	$ (57,304)	$ (3,684)	$ -

BASERRI SHOTGUNS, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Paid in Capital	Draws	Accumulated Deficit	Total
Balance, December 31, 2009	$ -	$ -	$ -	$ -
December 31, 2010	218,666	(70,759)	(3,684)	144,223
Additional investments	28,404	-	-	28,404
Additional draws	-	(76,012)	-	(76,012)
Net Loss			(57,304)	(57,304)
Balance, December 31, 2011	247,070	(146,771)	(60,988)	39,311
Additional draws	-	(100,417)	-	(100,417)
Net Loss	-	-	(207,502)	(207,502)
Balance, December 31, 2012	247,070	(247,188)	(268,490)	(268,608)

BASERRI SHOTGUNS, LLC
STATEMENT OF CASH FLOW
AS OF DECEMBER 31, 2012, 2011, 2010 AND 2009

	Year Ended December 31 2012	Year Ended December 31 2011	Year Ended December 31 2010	Inception Aug 3-Dec 31 2009
OPERATING ACTIVITIES				
Net loss	$ (207,502)	$ (57,304)	$ (3,684)	$ -
Adjustments to reconcile net loss to net cash used by operating activities:				
Change in operating assets and liabilities:				
Accounts receivable	30,111	(39,536)	-	-
Inventory	15,565	(39,444)	-	-
Deposit on guns	-	147,318	(147,318)	
Accounts payable	-	-		-
Warranty claims payable	256	3,175	3,098	
CASH FLOWS FROM FINANCING ACTIVITIES				
Borrowed debt	254,775	41,578	-	-
Net cash from investments	(100,417)	(47,609)	147,907	-
NET INCREASE (DECREASE) IN CASH	(7,212)	8,178	3	-
CASH, BEGINNING OF PERIOD	8,181	3	-	-
CASH, END OF PERIOD	$ 969	$ 8,181	$ 3	$ -

Summary of Significant Accounting Policies

Organization

Baserri Shotguns, LLC ("Company") was registered in Texas on August 3, 2009. The Company sells firearms under the Baserri brand. Baserri produces a line of European, artisan-crafted guns that are superior in quality, design, and aesthetics for the Global Firearms market at an obtainable price point. Baserri wants to create a best-in-class Company that brings the highest levels of value and service to its customers.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity period of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2012, 2011, 2010 and 2009, respectively.

Trade Receivables

The Company extends credit to our domestic customers and foreign firearm distributors based on their financial condition. Discounts are offered for early payment on firearm invoices. When it is believed the extension of credit is not advisable, the Company relies on either a prepayment or a letter of credit. Past due balances for collection are placed with an outside agency after 90 days if there has been no good faith effort on the part of the customer to bring its account current. Balances deemed uncollectible by us against our allowance for doubtful accounts are written off. The Company estimates allowance for doubtful accounts through current past due balances, knowledge of our customers' financial situations, and past payment history.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, and trade receivables. The Company places its cash with high credit quality financial institutions. At times in the future, such amounts may exceed the FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support receivables. To reduce credit risk, a customer's credit history is evaluated before extension of credit. In addition, an allowance for doubtful receivables has been established as needed based on facts surrounding the credit risk of specific customers, historical trends and other information.

Revenue Recognition

The Company recognizes revenues for our firearm products when the following four basic criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company recognizes revenue from firearm product sales when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally upon shipment.

Allowance for Doubtful Accounts

The Company has not accrued any balance for uncollectable accounts receivable. Based on its collection history and quality of its customer, the Company deems the accounts receivable balance as of June 30, 2012 and December 31, 2011 to be fully collectible. Company had no collectibles at December 31 2010 and 2009.

Inventory

The Company's firearm inventory is valued at acquisition costs. Acquisition costs includes the purchase cost and also indirect costs such as custom fees, freight and storage fees during transportation, insurance charges, import and excise taxes, and discounts if any. Inventory is issued out of stock using the FIFO (first in, first out) method or market. All inventory carried by the Company is sellable materials. The Company evaluates inventory quarterly and any obsolete or unsellable materials will be written off at that time.

Property, Plant and Equipment

At this time the Company has no property, plants and or equipment. The Company is currently in pursuit of purchasing plants and equipment in Europe. The contemplated stock purchase of a European manufacturer will result in ownership of the necessary equipment and machinery to produce the finished shotguns for multiple brands. Additionally the Company is in the discovery of purchasing parts inventory and numerous machines designed specifically for producing shotguns. The contemplated transactions will allow the Company to produce shotguns in excess of 10,000 units per year.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets likely. During the period from inception to December 31,, 2012, the Company incurred net losses and therefore has no tax liability accrued in the accompanying financial statements.

Warranty

The Company provides a lifetime warranty option and plan to the original purchaser of our new firearm products. This lifetime warranty is unlimited for the first 5 years except for wood items namely the stock and the forend. At the purchase of the gun the purchaser has the option to purchase an extended/lifetime warranty policy for $500, which will entitle the gun via the serial number to, received yearly gun checkups and appropriate servicing and repairs for the life of the gun. Exemptions for noted abuse such as submersion in water or bending of barrel via a traumatic blunt force trauma will be taken into account. The lifetime warranty that is purchased follows the gun by serial number and is transferable if the gun is sold in the future. The Company has accrued probable warranty claims at .075 percent of the sale price at the time of sale of each gun.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Reclassifications

Certain reclassifications have been made to the prior period's financial statements to conform to the current period's presentation.

Notes Payable

During 2011, the Company raised $40,000 for a term of three years. And for the period ended December 31, 2012 the Company raised an additional $240,000 also for a term of three years.

On August 11, 2011, the Company received $40,000 in exchange for a three-year term note bearing interest at a rate of 12% per year with Caffey Enterprises (the "Lender").

On January 31, 2012, the Company received $60,000 in exchange for a three-year term note bearing interest at a rate of 12% per year with Caffey Enterprises (the "Lender").

On June 30, 2012, the Company received $60,000 in exchange for a three-year term note bearing interest at a rate of 12% per year with Full Choke, LLC (the "Lender").

On August 16, 2012, the Company received $50,000 in exchange for a three-year note bearing interest at a rate of 12% per year with Brad Davis (the"Lender").

On August 27, 2012, the Company received $40,000 in exchange for a three-year note bearing interest at a rate of 12% per year with Full Choke, LLC (the"Lender").

On November 20, 2012, the Company received $5,000 in exchange for a three-year note bearing interest at a rate of 12% per year with Richard Saenz (the"Lender").

On December 3, 2012, the Company received $25,000 in exchange for a three-year note bearing interest at a rate of 12% per year with Overstock for Less (the"Lender").

Advertising Costs

The company advertising costs primarily consist of magazine advertisements, printed materials, web page, and radio programs, either as incurred or when the first time the advertising takes place. For the period ended December 31, 2012 advertising expenses were $22,859 and for the year ending December 31, 2011, 2010 and 2009 advertising expense were $47,014, $29,407 and $0, respectively.

Management Discussion and Analysis of Certain Relevant Factors

Results of Operations

The Company's revenue for December 2012 was $40,545 and revenue for 2011, 2010, and 2009 were $423,399, $413,097, and $0, respectively. Revenue is from the sales of shotguns.

The Company's cost of goods sold for December 2012 was $27,920 and cost of goods sold for 2011, 2010, and 2009 were $273,582, $268,306, and $0.

The Company's operating expenses were $205,352 for the period ended December 31, 2012, $202,368 for 2011, and $145,377 for 2010, and $0 for 2009. Its operating expenses included advertising and promotional of $ 22,859 for December 31, 2012, $47,014 for 2011, and $29,407 for 2010; bank service charges of $1,728 for December 31, 2012, $1,071 for 2011, and $1,382 for 2010; computer and internet expense of $223 for December 31, 2012, $534 for 2011, and $1,585 for 2010; consultant expense of $28,200 for December 31, 2012, $18,120 for 2011, and $21,489 for 2010; and conventions and show expense of $5,831 for 2011 and $355 for 2010; dog expense of $2,700 for 2010; funding expense of $16,467 for 2010; import broker fees of $560 for December 31, 2012, $7,789 for 2011, and $7,890 for 2010; insurance expense of $3,987 for December 31, 2012, $1,138 for 2011, $1,429 for 2010; licenses and permits of $1,685 for December 31, 2012, $1,177 for 2011, and $360 for 2010; office and supplies of $12,076 for December 31, 2012, $24,322 for 2011, and $3,385 for 2010; shipping expense of $4,119 for December 31, 2012,$7,182 for 2011 and $9,621 for 2010; professional fees of $11,855 for December 31, 2012, $4,410 for 2011, $1,316 for 2010; payroll expense of 30,971 for December 31, 2012; repairs and maintenance of $758 for December 31,2012 $685 for 2011; shooting expense of $21,189 for December 315, 2012, $26,092 for 2011, and $3,218 for 2010; telephone and utilities of $4,382 for October 15, 2012, $4,312 for 2011, and $871 for 2010; and travel expense of $59,268 for December 31, 2012, $52,721 for 2011, and $43,902 for 2010 and warranty claims of $256 December 31,2012, $ 3,175 for December 31, 2011 and $3,098 for December 31, 2010; interest expense of $14,775 for December 31, 2012, $1,578 for 2011. The Company had a net loss of $207,502 for December 31, 2012, net loss of $57,304 for 2011, and a net loss of $3,684 for 2010. A large percent of our expenses are for taking customers and or potential customers hunting and shooting, traveling to shows, conventions and try and buys, and to our gun manufacturer in Spain.

Liquidity and Capital Resources

The Company had total assets of $34,274 as of December 31, 2012 and $87,162 for 2011, and $147,321 for 2010, which included cash of $969 as of December 31, 2012, $8,181 for 2011, and $3 for 2010, accounts receivable of

$9,426 for December 31, 2012, $39,536 for 2011, and inventory of $23,879 for December 31,,2012, $39.445 for 2011.

The Company had total liabilities, which consisted of warranty claims payable of $6,529 for December 31, 2012, $6,273 for 2011, $3,098 for, 2010, and long-term debt of $296,353 for December 31, 2012 and $41,578 for 2011.

Baserri has a limited operating history with only operations since inception, although it has established a base and presences in several markets positioning our firm to capitalize on market opportunities through buyer and seller representation going forward.

Our sales were impacted due to a disruption with our manufacturer, although we have since repositioned our operations to vertically integrate our business model through the potential acquisition of a European manufacturer. We have also signed Manufacturing agreements with both Lanber and AyA.

We received the second part of the gun order from Fabarm on January 4, 2011. We then shipped the remaining 50 guns from their purchase order and had an additional 200 guns left to sell in 2011.

We anticipate our operating expenses will increase as we execute our business development strategy. The increase will be attributable to our proposed acquisition, organic growth initiatives, and the professional fees to be incurred in connection with the filing of a registration statement with the Securities Exchange Commission under the Securities Act of 1933.

In 2010, a group of independently owned firearm dealers combined to purchase 300 shotguns from Baserri to be delivered in multiple shipments. Approximately half of the shotguns were delivered in Fiscal Year 2010 and half of in Fiscal Year 2011. Baserri Shotguns used a factoring company to early capture the profits from this sale and fund not only the 300 shotguns for the order, but an additional 200 shotguns to sell to other dealers and interested parties. This was a onetime use of factoring companies. The factoring company arrangement was used in lieu of typical bank financing due to the young age of Baserri at the time, and in no way impacted the sales revenue recognized by Baserri. Baserri has not used their services since that one transaction, and does not intend to in the future.

By the end of March 2011 all guns had been paid for in full. All of our operating expenses are paid for on a cash basis.

Both of the owners of the LLC contributed capital. Jerry Wayne Rodrigue contributed $149,000 and Alan Thompson contributed $98,000.

Future Needs

We currently have limited liquidity, and have not completed our efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time, although we have several pending deals in the pipeline that we expect to generate adequate cash flow.

Our future capital requirements will depend on many factors, including our rate of growth into new geographic markets, our level of investment in technology and advertising initiatives. We currently have no bank debt or line of credit facilities. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and results will likely suffer.

Off Balance Sheet Arrangements

As of December 31, 2012, there were no off balance sheet arrangements.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Friendswood, State of Texas, on April 3, 2013.

BASERRI OUTDOORS GROUP, INC.



By: __________________________
Name: Wayne Rodrigue
Title: Chief Executive Officer



By: __________________________
Name: Alan Thompson
Title: President



By: __________________________
Name: Brenda F. Rodrigue
Title: Chief Accounting Officer & Treasurer



By: __________________________
Name: Wayne Rodrigue
Title: Board of Directors Member



By: ______________________________
Name: Alan Thompson
Title: Board of Directors Member



By: ______________________________
Name: Brenda F. Rodrigue
Title: Secretary of the Board

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697


THE STATE OF TEXAS

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING OF

Baserri Outdoors Group, Inc.
File Number: 801651158

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 09/06/2012

Effective: 09/06/2012


THE STATE OF TEXAS

Hope Andrade
Secretary of State

Form 201 (Revised 05/11) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: $300**	 **Certificate of Formation For-Profit Corporation**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas SEP 06 2012 Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Baserri Outdoors Group, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☐ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Jerry	W	Rodrigue	Jr.
First Name	*M.I.*	*Last Name*	*Suffix*

C. The business address of the registered agent and the registered office address is:

129 Royal Oaks	Kerrville	TX	78028
Street Address	*City*	*State*	*Zip Code*

Article 3 – Directors

(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1				
Jerry	W	Rodrigue		Jr
First Name	*M.I.*	*Last Name*		*Suffix*
129 Royal Oaks	Kerrville	Tx	78028	USA
Street or Mailing Address	*City*	*State*	*Zip Code*	*Country*

Director 2					
Alan	E	Thompson			
First Name	*M.I.*	*Last Name*			*Suffix*
116 Oak Drive	Friendswood		TX	77546	USA
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Director 3					
First Name	*M.I.*	*Last Name*			*Suffix*
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Article 4 – Authorized Shares

(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 50,000,000

☑ A. The par value of each of the authorized shares is: .001

OR

☐ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

50,000,00 Class A Common Stock par value .001

Organizer

The name and address of the organizer:

Jerry W Rodrigue, Jr.
Name

129 Royal Oaks	Kerrville	TX	78028
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: September 4, 2012



Signature of organizer

Jerry W. Rodrigue, Jr.
Printed or typed name of organizer

BY LAWS

Of

BASERRI OUTDOORS GROUP, INC.

ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Texas shall be at 116 Oak Drive, Friendswood, TX 77546

The registered agent in charge thereof shall be Jerry W. Rodrigue, Jr., P.O. Box 293538, Kerrville, TX 78029

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, State of Texas".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either in or out of this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held:

The 1st Thursday in December at 10 o'clock a. m., in each year if not a legal holiday, and if a legal holiday then on the next secular day following, when they shall elect the Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of directors of the corporation shall be by written ballot.

Section 4. Special Meetings: The President, or the Board of Directors may call special meetings of the stockholders at any time, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action, which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to voted thereon were present and voted. Prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

Section I. Its Board of Directors, two in number and not to exceed seven, shall manage the business and affairs of this corporation. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of three years, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings of Board shall be held without notice every 3rd Friday at 11o'clock a. m., at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the Chairman on one day notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if members of the Board or committee, as the case may be, consent thereto in writing, and the writing are filed with the minutes of proceedings of the Board or committee.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: Any director may only be removed with cause, by a majority of the shares then entitled to vote or deemed by the directors in best interest of the corporation.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a Chief Executive Officer, President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers, as it shall deem necessary. The same person may hold any number of offices.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for five years and until their successors are chosen and have qualified. The Board of Directors may remove, with cause only, any officer or agent elected or appointed by the Board, in its judgment, in which the corporation will be served.

Section 4. Chief Executive Officer: The chief executive officer of the corporation shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the Chief Executive Officer to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be an EX-

OFFICIO member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of Chief Executive Officer of a corporation.

Section 5. President: The President shall set goals to continuously generate revenue; the goals developed and implemented by an organization's president encompass many areas in addition to sales; will be responsible for day-to-day operations of the corporation. The President shall create the long- and short-term strategies surrounding the marketing of products and services, as well as the research and development of current and new offerings. The President assesses the organization's staffing needs, anticipating and planning for any expansion or reduction of the employee population. All said strategies are developed in cooperation with the board of directors and Chief Executive Officer.

Section 6. Secretary: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, Chief Executive Officer, or President, and under whose supervision he/she shall be. He/she shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 7. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and Directors, at the regular meetings of the Board, or whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. The Board of Directors shall fill any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these Bylaws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder, shall accompany the demand under oath. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary/Treasurer of the corporation.

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate, theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation shall require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed as given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the Bylaws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his/her future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time is fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

Section 1. The Chief Executive Officer and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI - AMENDMENTS

Section 1. These Bylaws may be amended or repealed by the of stockholders entitled to cast at least a majority of the votes, which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.


Baserri
Outdoors

Stock Subscription Agreement

Subscription agreement made and entered on this ____ day of ______ _____, 2012 by and between ____________________.

Baserri Outdoors Group, Inc.. a Texas corporation, having its principal place of business in Friendswood, Texas ("Baserri" or "the Company"), and________________________ (a "Subscriber").

Subscriber agrees to pay issuer the total sum of $ _________ at $6.00 per share for the within subscription for ________ common restricted stock of Baserri to be issued. Issuer herewith acknowledges receipt and sufficiency of the foregoing consideration for the irrevocable issuance of the foregoing shares to subscriber, subject only to negotiation and payment of the purchase proceeds.

By subscribing for shares you indicate that you have received the offering documents.

When accepted by "Baserri", a Texas corporation (the Company), this Subscription Agreement shall constitute an irrevocable subscription for shares of Common Stock, par value $0.001, of the Company. Shares are being sold at a price of US$6.00 per share, with a minimum investment of US$300 (50 shares) to one (1) subscriber per subscription. A copy of the accepted Agreement will be returned as a receipt and a stock certificate will be issued shortly thereafter.

The undersigned (referred to herein as the Subscriber) desires to become a SHAREHOLDER and hereby irrevocably tenders this subscription agreement and subscribes for that number of shares (the Shares) of the Company's common stock as stated below, at the price of Six dollars (US$6.00) per share, upon the terms, conditions and representations set forth herein.

1. Subscriber acknowledges and represents as follows:

    a. That the Subscriber has received and carefully reviewed the Company's Offering Circular, dated November 13, 2012, (the Offering Document or Form 1-A) and that the Subscriber does not rely upon the verbal representation made by any officer, employee or agent of the Company. Notwithstanding the availability of other relevant information on the Internet or elsewhere, Subscriber represents that this subscription is based upon the information contained within said Offering Document; and

    b. That the Subscriber is eighteen (18) years of age or older and has the net worth and/or income to be able to bear the economic risk of an investment in the Shares; and



c. That the Subscriber has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares; and

d. That the Subscriber has determined that the Shares are a suitable investment for him, her or it and meets his, her or its investment objectives and financial needs, and that the Subscriber has adequate means for providing for current financial needs and personal contingencies and has no need for liquidity if a market for the Shares does not develop; and

e. That the Subscriber recognizes that an investment in the Shares is highly speculative and involves a high degree of risk, including those in the Offering Circular discussed under the heading Risk Factors; and

f. That the Subscriber is purchasing the shares herein for investment purposes only.

2. The Subscriber represents and warrants that he, she or it is a bona fide resident of, and is domiciled in the State, or jurisdiction, stated below and that the Shares are being purchased solely for the beneficial interest of the Subscriber.

3. The Subscriber understands that the Company will use and rely upon all of the representations, warrants, registration and subscriber information provided herein.

4. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party

Because your share ownership claim is important be sure to provide accurate information. Incomplete or false answers will automatically disqualify your subscription. Please fill out all fields.


Baserri
Outdoors

ISSUER:

BASERRI OUTDOORS GROUP, INC.

____
Alan Thompson, President

SUBSCRIBER:

____

____
(Print Name)

____
Address


Baserri
Shotguns

Contact Information:
Wayne Rodrigue
Baserri Shotguns, LLC
Bus: (281) 686-3544

Baserri Shotguns Announces Upcoming Public Offering

Published August 14, 2012

Friendswood, Texas – [Baserri Shotugns, LLC.], headquartered in Friendswood, Texas has plans to prepare a direct public offering of common stock of Baserri Shotguns, LLC Plans call for Baserri to file a registration statement with the Securities and Exchange Commission for approval of a direct public offering of common stock to be priced at $6.00 per share, raising $5 million.

It is anticipated that the offering will be filed with SEC sometime during the third quarter of 2012 with approval envisioned sometime during the fourth quarter of 2012 or first quarter of 2013. Proceeds from the offering funds will be used for Baserri's business development initiatives and operating capital. Following SEC approval the offering is intended to be marketed directly by Baserri to the public on its website and through various FINRA broker-dealers.

Baserri was founded by avid marksmen and shotgun aficionados, Alan Thompson and Wayne Rodrigue. It was apparent to both of them that there was a gap in the "double shotgun" markets—specifically regarding "fine shotguns" with respect to affordable pricing. They both realized that common, "mass-produced" double shotguns lacked custom workmanship--a condition standard amongst a plethora of domestic and international gun makers. Fine double shotguns were extremely expensive and therefore unattainable for most double gun enthusiasts. Accordingly, they set out to design and market a line of shotguns that have the substance and design of fine, custom-made double shotguns.

[According to Wayne Rodrigue, "our direct public offering will allow us to not only raise capital to fund our growth initiatives, but also allow us to share in the success of our company with our affinity group."]

Nothing in this press release may be considered or constitutes an offer to purchase or sell the securities of Baserri Shotguns, LLC. No solicitations of interest are intended and none will be accepted. The offering will be made only by means of a prospectus approved by the SEC.


Baserri
Shotguns

August 14, 2012

116 Oak Drive
Friendswood, TX 77546

Securities Exchange Commission
Office of Small Business Review
100 F Street NE
Washington DC 20549

To Whom it May Concern:

In connection to a Reg A Direct Public Offering (DPO), we released the enclosed press release today prior to filing a Form-1A Offering Statement in accordance with the "Test-the-Water Rule," – Rule 254 of the Securities Act of 1933 for our company, Baserri Shotguns, LLC.

Therefore, please letter serve as a copy of our announcement with the "Test-the-Water-Rule" – 254 which includes the relevant verbiage. We plan on submitting our Form-1A Offering Statement within the next 30-days in connection to our potential Direct Public Offering to help fund our business development initiatives and provide adequate working capital.

If you require any additional information or recommend any changes prior to our release of the attached announcement, you can reach me at (281) 686-3544 or simply respond via email.

Sincerely,

Alan Thompson
President
Baserri Shotguns, LLC.

1. APPOINTMENT. Company hereby appoints Escrow Agent to serve as the escrow agent under this Escrow Agreement. Escrow Agent accepts such appointment, subject to terms and conditions hereof.

2. SUBSCRIBER PARTICIPATION. After the Company accepts an executed Subscription Agreement from a Subscriber, the Subscriber shall immediately deliver to the Escrow Agent all monies for an ownership interest ("Escrow Deposit") in the Company. The Subscriber's Escrow Deposit shall be in the form of checks, wire transfers or credit card. Upon the Escrow Agent's receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to "Transfer Online, Inc." with "Baserri Outdoors Group" written in the memo section of the check. Any check payable other than to the Escrow Agent as required hereby shall be returned to the Subscriber by noon of the next business day following receipt of such check by the Escrow Agent, without interest, and such check shall be deemed not to have been delivered to Escrow Agent pursuant to the terms of this Escrow Agreement.

3. FUNDS DEPOSIT. After receiving an Escrow Deposit from any Subscriber, the Escrow Agent shall deposit the same into an account (the "Escrow Account") and provide immediate notice in writing, by regular mail or electronic mail, to the Company of its receipt of such Escrow Deposit. Upon receipt of such notice from the Escrow Agent, the Company will update the status of the depositor from Subscriber to Investor. The accumulation of such deposits into the Escrow Account is referred to as "Escrowed Funds."

4. OFFERING PERIOD AND RETURN OF FUNDS. In the event that (A) 365 days have gone by since the opening of Escrow and (B) Escrowed Funds received by the Escrow Agent are less than $1,000,000.00 (one million U.S. dollars), the Escrow Agent is authorized and instructed to return the Escrowed Deposits to the Investors. In the event of any return, the Escrow Agent will receive a $25 fee per return.

5. PURCHASE EXECUTION. As soon as the Escrowed Funds received by the Escrow Agent exceeds 100% of the Minimum Purchase Price of the 166,667 shares, the Escrow Agent is authorized and instructed to (A) setup individual Shareholder Account(s), (B) issue shareholders book entry shares of Unrestricted Common Stock, (C) invoice company $15.00 per issuance, (D) transfer all the Escrow funds from the Escrow Account into the Company Account as provided, and (E) keep the escrow account open for the offering period to receive more Escrow Deposits.

6. OWNERSHIP INTEREST. A total of 833,334 shares of ownership interest are available to participating Subscribers and Investors. Each share of ownership interest represents a percentage of equity ownership in the Company. The Company or their transfer agent maintains a list of Investors, their subscription amounts, their escrow deposits, and the number of shares reserved for each Investor.

7. DOCUMENTS. In addition to other documents, which may be required by Escrow Agent to comply with these Escrow Instructions, the parties will deposit the following documents into escrow prior to the close of escrow: (A) Offering Agreement.

8. Escrow Agent shall not be under any duty to give the Escrowed Funds any greater degree of care than it gives its own similar property, and it shall have no liability hereunder, except for the willful breach of its duties hereunder.

9. Escrow Agent shall have no duties or responsibilities except those expressly set forth herein, and no implied duties or obligations should be read into this Escrow Agreement against Escrow Agent. Escrow Agent need not refer to, and will not be bound by, the provisions of any other agreement.

10. Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any document or instrument held by or delivered to it.

11. Escrow Agent represents and warrants that it has obtained all necessary licenses, permits and bonds, if applicable, to act in the capacity as an Escrow Agent.

12. Escrow Agent will receive a one-time flat fee of $3500.00, which includes reasonable administrative costs and shall be reimbursed for its reasonable expenses.

13. In the event that Escrow Agent shall be uncertain as to its duties or rights hereunder, or shall receive instructions from the Company with respect to the Escrowed Funds, which, in its opinion, are in conflict with any of the provisions hereof or any federal or state laws governing the operation and conduct of Escrow Agent's business, the Escrow Agent shall be entitled to refrain from taking any action, and in doing so shall not become liable in any way or to any person for its failure or refusal to comply with such conflicting demands, and it shall be entitled to continue to refrain from acting and so refuse to act until it shall be directed otherwise in writing by the Company or by a court of law or other similar adjudicative body having jurisdiction; provided, however, Escrow Agent, in its discretion may rely on an opinion of Company's counsel with respect to any of the foregoing, or until it shall receive a final determination of a court of law, arbitration panel, or similar adjudicative body.

14. Escrow Agent may act in reliance upon any notice, instruction, certificate, statement, request, consent, confirmation, agreement or other instrument which it believes to be genuine and to have been signed by an Authorized Representative, and may assume that any Authorized Representative of the Company purporting to act on behalf of the Company in giving any such notice or other instrument in connection with the provisions hereof has been duly authorized to do so.

15. In the event that Escrow Agent shall, by written notice, request of the Company instructions regarding any matter arising in connection with this Escrow Agreement, and the Company shall not, within fifteen (15) days after the giving of such notice, deliver to Escrow Agent written instructions reasonably satisfactory to Escrow Agent in relation to such matter, Escrow Agent may retain counsel to advise it in such connection.

16. In the event that Escrow Agent retains counsel or otherwise incurs any legal fees by virtue of any provision of this Escrow Agreement, the reasonable fees and disbursements of such counsel and any other liability, loss or expense which it may thereafter suffer or incur in connection with this Escrow Agreement or the performance or attempted performance in good faith of its duties hereunder shall be paid (or reimbursed to it) by the Company. In the event that Escrow Agent shall become a party to any litigation in connection with its functions as Escrow Agent pursuant to this Escrow Agreement, whether such litigation shall be brought by or against it, the reasonable fees and disbursements of counsel to Escrow Agent and the amounts attributable to services rendered by members or associates of Escrow Agent at the then prevailing hourly rate charged by them and disbursements incurred by them, together with any other liability, loss or expense which it may suffer or incur in connection therewith, shall be paid (or reimbursed to it) by the Company, unless such loss, liability or expense is due to the willful misfeasance, bad faith or gross negligence on the part of the Escrow Agent or its agent, or the willful breach by Escrow Agent of its duties hereunder. The obligations contained in this Section 20 shall survive any termination or expiration of this Agreement.

17. Escrow Agent may resign at any time and be discharged from its duties as Escrow Agent hereunder by giving the Company at least fifteen (15) days' prior written notice thereof. As soon as practicable after its resignation, Escrow Agent shall turn over to the successor escrow agent appointed by the Company the Escrowed Funds then held by Escrow Agent upon presentation of the document appointing the new Escrow Agent and its acceptance thereof. If no new Escrow Agent is so appointed within thirty (30) days following such notice of resignation, Escrow Agent may deposit the Escrowed Funds with, and commence an inter-pleader or other appropriate action in, any court of competent jurisdiction.

18. The terms and provisions of this Escrow Agreement may not be waived, discharged or terminated orally, but only by an instrument in writing signed by the person or persons against whom enforcement of the discharge, waiver or termination is sought. Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of its rights hereunder or under any other agreement, instrument or paper signed by any of them with respect to the subject matter hereof unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be

construed as a bar to, or waiver of, any right or remedy on any future occasion.

19. No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification or discharge is sought.

20. In addition to the instruments and documents to be made, executed and delivered pursuant to this Agreement, the parties hereto agree to make, execute and deliver or cause to be made, executed and delivered, to the requesting party such other instruments and to take such other actions as the requesting party may reasonably require to carry out the terms of this Agreement and the transactions contemplated hereby.

21. The rights created by this Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the heirs, successors, assigns and personal representatives of Escrow Agent and the Company.

22. This Escrow Agreement shall be governed by, and its provisions construed and interpreted in accordance with, the laws of the State of Oregon applicable to contracts executed and to be performed wholly in that State without giving effect to the choice or conflict of laws principles or provisions thereof.

23. Each of the parties expressly waives its right to a jury trial with respect to any suit, litigation or other judicial proceeding regarding this Escrow Agreement or any dispute hereunder or relating hereto. Subject to Section 24 below, each of the parties agrees that any dispute under or with respect to this Escrow Agreement shall be determined before the state or federal courts situated in the City, County and State of Oregon, which courts shall have exclusive jurisdiction over and with respect to any such dispute, and each of the parties hereby irrevocably submits to the jurisdiction of such courts. Each party hereby agrees not to raise any defense or objection, under the theory of *forum non conveniens* or otherwise, with respect to the jurisdiction of any such court. In addition to such other method as may be available under applicable law, each party agrees that any summons, complaint or other papers or process in connection with any such dispute may be served on it in the same manner in which a notice may be given to it hereunder.

24. Dispute Resolution and Arbitration.

(a) Subject to clause (b) below, if any dispute arises between the parties regarding or relating to this Escrow Agreement, then such dispute shall be resolved through arbitration under the Commercial Rules of the American Arbitration Association (the "AAA"), before a single, independent arbitrator (which arbitrator shall be a retired judge of any Federal Court or a retired judge who has served as a judge in civil proceedings in Oregon at the Supreme Court level or on a more senior court in the State of Oregon). Any such arbitrator shall be selected by mutual agreement of the parties, but in the event the parties cannot agree upon the selection of such arbitrator, the AAA located in Portland, Oregon shall appoint such arbitrator in accordance with the commercial arbitration rules of the AAA. Any arbitration proceeding contemplated hereunder shall be conducted in Portland, Oregon. The parties consent to the entry of judgment upon award rendered by the arbitrator in any court of competent jurisdiction.

(b) Notwithstanding any of the foregoing, if adequate grounds exist for seeking immediate injunctive or other equitable relief hereunder, such party may seek and obtain such relief through a judicial proceeding or action in accordance with Section 23(a) above.

(c) In any arbitration contemplated by this Section 24, each party shall, subject to Section 20, bear its own costs; however, any fees assessed by the AAA shall be allocated by the arbitrator in his or her sole discretion.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be duly executed as of the day and year first above written.

BASERRI OUTDOORS GROUP, INC.

By: [signature]

Its: President

TRANSFER ONLINE, INC.

By: [signature]

Its: President & CEO

AUTHORIZED REPRESENTATIVE OF COMPANY:

Brenda Rodrigue
Secretary of Baserri Outdoors Group, Inc.
Treasurer
P.O. Box 293835
Kerrville, TX 78029

116 Oak Drive
Friendswood, TX 77546

832.541.5649
brenda.rodrigue@baserrishotguns.com

Manufacturing Agreement

September 15, 2012

This agreement is between Baserri Shotguns, LLC located at 116 Oak Drive, Friendswood, TX 77546, a Texas Company and AYA SPAIN, located at

Whereas, AYA SPAIN is in the business of manufacturing a line of shotguns for the hunting and sporting clay industry and Whereas, AYA SPAIN is currently working with Baserri to manufacture shotguns under the trademark of Baserri,

Whereas, Baserri Shotguns is a licensed importer of shotguns to be expressly manufactured by AYA SPAIN, and whereas Baserri desires to expand its relationship with AYA SPAIN and Whereas Baserri Shotguns, LLC and the shareholders of AYA SPAIN are negotiating an agreement whereby Baserri shall purchase AYA SPAIN,

Therefore Baserri and AYA SPAIN enter into this Manufacturing Agreement to place in writing certain intentions and actions to be taken by both parties in order to establish a long-term relationship with one another and to protect both parties going forward.

- AYA SPAIN agrees to manufacture shotguns for Baserri under the Baserri Trademarks for a period of no less than 5 years and to manufacture shotguns in a quantity of up to 4,500 shotguns per year
- AYA SPAIN agrees to provide warranty service and all other commonly accepted business practices for the length of this agreement
- Should the unlikely event occur whereby the negotiated letter of intent is not finalized AYA SPAIN agrees to continue to manufacture shotguns for Baserri for the agreed upon timeframe above

For these efforts and commitments Baserri will:

- Order shotguns regularly according to terms established in other documents
- Baserri shall pay for shotguns ordered in accordance to previously established terms
- Baserri shall work with AYA SPAIN engineers to establish quality guidelines and other engineering advancements to the Baserri Brand

By signing this agreement AYA SPAIN and Baserri agree to pursue mutual manufacturing synergies and processes to insure the quality of shotguns manufactured for the Baserri Trademark and to further enhance the AYA SPAIN name as a quality based global manufacturer of Shotguns.



Signed:



Alan Thompson
President
Baserri Shotguns, LLC

Signed:



Inigo Lopez
General Manager



Manufacturing Agreement

September 24, 2012

This agreement is between Baserri Shotguns, LLC located at 116 Oak Drive, Friendswood, TX 77546, a Texas Company and COMLANBER, and Lanber Arms located at

Whereas, COMLANBER is in the business of manufacturing a line of shotguns for the hunting and sporting clay industry and Whereas, COMLANBER is currently working with Baserri to manufacture shotguns under the trademark of Baserri,

Whereas, Baserri Shotguns is a licensed importer of shotguns to be expressly manufactured by COMLANBER, and whereas Baserri desires to expand its relationship with COMLANBER and Whereas Baserri Shotguns, LLC and the shareholders of COMLANBER are negotiating an agreement whereby Baserri shall purchase COMLANBER,

Therefore Baserri and COMLANBER enter into this Manufacturing Agreement to place in writing certain intentions and actions to be taken by both parties in order to establish a long-term relationship with one another and to protect both parties going forward.

- COMLANBER agrees to manufacture shotguns for Baserri under the Baserri Trademarks for a period of no less than 5 years and to manufacture shotguns in a quantity of up to 4,500 shotguns per year
- COMLANBER agrees to provide warranty service and all other commonly accepted business practices for the length of this agreement
- Should the unlikely event occur whereby the negotiated letter of intent is not finalized COMLANBER agrees to continue to manufacture shotguns for Baserri for the agreed upon timeframe above

For these efforts and commitments Baserri will:

- Order shotguns regularly according to terms established in other documents
- Baserri shall pay for shotguns ordered in accordance to previously established terms
- Baserri shall work with COMLANBER engineers to establish quality guidelines and other engineering advancements to the Baserri Brand

By signing this agreement COMLANBER and Baserri agree to pursue mutual manufacturing synergies and processes to insure the quality of shotguns manufactured for the Baserri Trademark and to further enhance the COLANBER name as a quality based global manufacturer of Shotguns.

Signed:



Alan Thompson
President
Baserri Shotguns, LLC

Signed:



Don Augustin Zabala Alberti

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697


THE STATE OF TEXAS

John Steen
Secretary of State

Office of the Secretary of State

CERTIFICATE OF MERGER

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument merging

Baserri Outdoors Group, Inc.
Domestic For-Profit Corporation
[File Number: 801651158]
and
Baserri Shotguns, LLC
Domestic Limited Liability Company (LLC)
[File Number: 801154629]

has been received in this office and has been found to conform to law.

Accordingly, the undersigned, as Secretary of State, and by the virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the merger on the date shown below.

Dated: 05/06/2013

Effective: 05/06/2013


THE STATE OF TEXAS

John Steen
Secretary of State

Form 623 (Revised 05/11) Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512 463-5709 **Filing Fee: see instructions**	 **Parent-Subsidiary Certificate of Merger Business Organizations Code**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 06 2013 Corporations Section

Parties to the Merger

Pursuant to chapter 10 of the Texas Business Organizations Code, and the title applicable to each domestic filing entity identified below, the undersigned parties submit this certificate of merger.

The name, organizational form, and state of incorporation or organization, and file number, if any, issued by the secretary of state for the parent and subsidiary organization(s) are as follows:

Parent

Baserri Outdoors Group. Inc.
Name of Organization

The organization is a Corporation (*Specify organizational form (e.g., for-profit corporation)*) It is organized under the laws of

Texas (*State*) USA (*Country*) The file number, if any, is ______ (*Texas Secretary of State file number*)

If not a domestic entity, its registered or principal office address in its jurisdiction of formation is:

Street Address *City* *State* *Country*

Subsidiary 1

Baserri Shotguns, LLC
Name of Organization

The organization is a: Limited Liability Company (*Specify organizational form (e.g., for-profit corporation)*) It is organized under the laws of:

Texas (*State*) USA (*Country*) The file number, if any, is ______ (*Texas Secretary of State file number*)

If not a domestic entity, its registered or principal office address in its jurisdiction of formation is:

Street Address *City* *State* *Country*

The number of outstanding ownership interests of each class or series and the number and percentage of ownership interests of each class or series owned by the parent organization are as follows:

Number of ownership interests outstanding	*Class*	*Series*	*Number owned by parent*	*Percentage Owned*
				100%

☑ The organization will survive the merger. ☐ The organization will not survive the merger.

Subsidiary 2

Name of Organization

The organization is a: ______ (*Specify organizational form (e.g., for-profit corporation)*) It is organized under the laws of:

The file number, if any, is:

State Country — Texas Secretary of State file number

If not a domestic entity, its registered or principal office address in its jurisdiction of formation is:

Street Address — City — State — Country

The number of outstanding ownership interests of each class or series and the number and percentage of ownership interests of each class or series owned by the parent organization are as follows:

Number of ownership interests outstanding	Class	Series	Number owned by parent	Percentage Owned

☐ The organization will survive the merger. ☐ The organization will not survive the merger.

Subsidiary 3

Name of Organization

The organization is a: ______ It is organized under the laws of:

Specify organizational form (e.g., for-profit corporation)

The file number, if any, is:

State Country — Texas Secretary of State file number

If not a domestic entity, its registered or principal office address in its jurisdiction of formation is:

Street Address — City — State — Country

The number of outstanding ownership interests of each class or series and the number and percentage of ownership interests of each class or series owned by the parent organization are as follows:

Number of ownership interests outstanding	Class	Series	Number owned by parent	Percentage Owned

☐ The organization will survive the merger. ☐ The organization will not survive the merger.

Resolution of Merger

☑ A copy of the resolution of merger is attached.

The attached resolution was adopted and approved by the governing authority of the parent organization as required by the laws of its jurisdiction of formation and by its governing documents.

The resolution was adopted by the parent organization on April 21, 2013

mm/dd/yyyy

Organizations Created by Merger

The name, jurisdiction of organization, principal place of business address, and entity description of each entity or other organization to be created pursuant to the resolution of merger are set forth below The certificate of formation of each new domestic filing entity to be created is being filed with this certificate of merger.

Name of New Organization 1 — Jurisdiction — Entity Type (See instructions)

Principal Place of Business Address — City — State — Zip Code

Name of New Organization 2 *Jurisdiction* *Entity Type (See instructions)*

Principal Place of Business Address *City* *State* *Zip Code*

Name of New Organization 3 *Jurisdiction* *Entity Type (See instructions)*

Principal Place of Business Address *City* *State* *Zip*

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect on the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

____

____

Tax Certificate

☐ Attached hereto is a certificate from the comptroller of public accounts that all taxes under title 2, Tax Code, have been paid by the non-surviving filing entity.

☑ In lieu of providing the tax certificate, one or more of the surviving, acquiring or newly created organizations will be liable for the payment of the required franchise taxes.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Business Organizations Code, or other law applicable to and governing the parent organization, to execute the filing instrument.

Date: April 22, 2013

Baserri Outdoors Group, Inc.
Parent Organization Name

[signature]
Signature of authorized person (see instructions)

Jerry Wayne Rodrigue, Jr.
Printed or typed name of authorized person

Resolution of Merger

WHEREAS, the Board of Directors of Baserri Outdoors Group, Inc. (hereinafter referred to as "Corporation") determined said Corporation owns all stock of Baserri Shotguns, LLC, which is a Partnership organized under the laws of the State of Texas, and

WHEREAS, by merging Baserri Shotguns, LLC into said Corporation, it will be possible to gain operating efficiencies, it is hereby

RESOLVED, that said Corporation hereby merge with Baserri Shotguns, LLC and that after the merger is effected said Corporation shall be the Parent Corporation and shall assume all of the debts and liabilities of both former entities. Therefore, it is

FURTHER RESOLVED, that a special meeting of this Corporation's shareholders has been called and held on the following time, date and place:

Time: 1:00 pm

Date: April 21, 2013

Location: By Phone,

and it is hereby

FURTHER RESOLVED that the purpose of such special meeting shall be as follows:

(1) To vote upon the recommendation presented by the Board of Directors that the two entities be merged;

And

(2) To approve a merger agreement between Baserri Shotguns, LLC and this Corporation.

The undersigned, Brenda C Rodrigue, certifies that she is the duly appointed Secretary of Baserri Outdoors Group, Inc., and that the above is a true and correct copy of a resolution duly adopted at a meeting of the directors thereof, convened and held in accordance with law and the Bylaws of said Corporation on April 21, 2013 and that such resolution is now in full force and effect.

IN WITNESS THEREOF, I have affixed my name as Secretary of Baserri Outdoors Group, Inc., and have attached the seal of Baserri Outdoors Group, Inc. to this resolution.

Dated: April 21, 2013

Secretary

Brenda Rodrigue

Seal

the
McGEARY
LAW FIRM, P.C.

May 29, 2013

Board of Directors
Baserri Outdoors Group, Inc.
116 Oak Dr.
Houston, Texas 77546

Re: Offering Circular on Form 1-A
File No. 024-10333

I have been requested to issue my opinion as to the legal status of up to 833,334 Class A common shares of Baserri Outdoors Group, Inc. (the "Company") which are being qualified on Form 1-A ("Offering Circular") under the Securities Act of 1933, as amended (the "Act") for sale by the Company.

I have, in connection with that request, examined the Certificate of Formation, By-laws of the Company, form subscription agreement, a draft of the proposed amended Offering Circular, and reviewed other documents and conducted other investigations as I have deemed necessary and appropriate to establish a basis for the opinions set forth herein.

For purposes of this opinion, I have assumed the authenticity of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies, and the authenticity of the originals of all documents submitted to me as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company.

Based upon and subject to the foregoing matters discussed below, after having given due regard to such issues of law as I deemed relevant, and assuming that (i) the Offering Circular (and any amendments thereto) is declared effective and remains effective, and the Offering Circular which is part thereof, and the Offering Circular delivery requirements with respect thereto, are complied with and the Company fulfills all of the requirements of the Act, throughout all of the periods relevant to this opinion (including the requirements of Section 10(a)(3) of the Act); (ii) all offers and sales of the Shares are made in a manner complying with the terms of the Offering Circular and the Act; (iii) Subscription Agreements in the form of an exhibit to the Offering Circular (as amended and supplemented from time to time) have been duly executed and delivered by the various investors and the Company; and (iv) all offers and sales of the Shares are made in compliance with the securities laws of the states having jurisdiction thereto, I am of the opinion that the Shares, when offered, issued and paid for as described in the Offering Circular and pursuant to the Subscription Agreements, will be validly issued, fully paid and non-assessable. This opinion is expressly limited in scope to the Shares enumerated herein which are to be expressly covered by the referenced Offering Circular.

I have also assumed that at the time of issuance in the event the minimum number of shares are sold in the offering, the Company will receive the full amount of the consideration for which the Board authorized the issuance of the Shares; the Company will issue a share certificate or certificates to each purchaser of the Shares certifying the number of Shares held by such purchaser, or such Shares will be registered by book entry registration in the name of such purchaser, if un-certificated; and that the Company has complied, and will comply, with all securities laws and regulations and "blue sky" laws applicable to the issuance of the Shares. I express no opinion as to the enforceability of the Subscription Agreements. I express no opinion as to any county, municipal, city, town or village ordinance, rule, regulation or administrative decision. Our opinion is rendered as of the date hereof, and I assume no obligation to

1600 Airport Fwy., Ste. 300, Bedford, Tx 76022 www.mcgearylawfirm.com Phone 817.282.5885 Fax 817.282.5886 advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

I express no opinion as to the laws of any state or jurisdiction other than the laws governing corporations of the State of Texas (including applicable provisions of the state constitution and reported judicial decisions interpreting such Law and such Constitution) and the federal laws of the United States of America. No opinion is expressed herein with respect to the qualification of the Shares under the securities or blue sky laws of any state or any foreign jurisdiction.

I have acted as special counsel to the Company only in connection with this opinion letter, and my engagement is limited and there may exist matters of a legal nature about which I have not been consulted. My opinion is expressly limited to the matters set forth above, and I render no opinion, whether by implication or otherwise, as to any other matters other than those described above, relating to the Company, the Shares or the Offering Circular.

This opinion is being delivered and is intended for use solely in regard to the transactions contemplated by the Offering Circular. I assume no duty to communicate to you with respect to any matter which comes to our attention after the Offering Circular is qualified or any changes in law that may thereafter occur.

CONSENT

I hereby consent to the use of this opinion as an exhibit to the Offering Circular and in any amendment thereto. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Sincerely,



Aaron D. McGeary

Baserri Outdoors Group, Inc.

116 Oak Drive
Friendswood, Texas 77546
PHONE:8308905662 FAX:2105477735
EMAIL:brenda.rodrigue@baserrishotguns.com WEB:www.baserrioutdoors.com

Shareholder List

Cutoff Date: 5/7/2013

Includes Good Addresses & Bad Addresses
Includes All Securities
Outstanding Stocks Only
Includes Non-Restricted & Restricted Stocks
Printed in Name Order


TRANSFER
online
A Stock Transfer Agent

512 SE Salmon Street
Portland, OR 97214-3444
PHONE:503.227.2950 FAX:503.227.6874
EMAIL:info@transferonline.com WEB:www.transferonline.com

	Security	Cert. ID	Certificate	Shares	Issued	Canceled	Expiration	Restricted	Stop	Stop Date	Total Rest.	Total Non-Rest.	Total
1	Account #: 001-020-625 Jerry Wayne Rodrigue, Jr. TIN:435-92-6675 PO Box 293835 Kerrville, TX 78029												
	Common	**935-898**	**C-1001**	**167**	**05-06-2013**			**Rule 144**			**167**	**0**	**Common 167**

Baserri Outdoors Group, Inc.

116 Oak Drive
Friendswood, Texas 77546
PHONE: 8308905662 FAX: 2105477735
EMAIL: brenda.rodrigue@baserrishotguns.com WEB: www.baserrioutdoors.com

Shareholder List

Cutoff Date: 5/7/2013

Includes Good Addresses & Bad Addresses
Includes All Securities
Outstanding Stocks Only
Includes Non-Restricted & Restricted Stocks
Printed in Name Order

Security	Shareholders	Issued	Outstanding	Non-Restricted	Restricted	Authorized
Common	1	167	167	0	167	50,000,000


TRANSFER
online
A Stock Transfer Agent

512 SE Salmon Street
Portland, OR 97214-3444
PHONE:503.227.2950 FAX:503.227.6874
EMAIL:info@transferonline.com WEB:www.transferonline.com

Certified By: ______________________ Date: ______________